UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 20, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	President & CEO

Recent Developments

The following is a summary of significant business developments since March 31, 2010 relating to Mizuho Financial Group, Inc.

Operating Environment

We operate principally in Japan. Reviewing the recent economic environment in Japan, there are indications of a slowing of the continuing gradual recovery in the global economy which has been led by newly developing countries, and there is a heightened risk of a slackening in the economy mainly in Europe and the United States as global fiscal tightening makes its impact. In Japan, although positive growth is being maintained as corporate profits improve among other factors, the mild deflationary situation is continuing and the sharp appreciation of the value of the yen against other currencies continues its course, and this is leading to a stalling in the improvements in the economy. There are several causes for concern over the future direction of the economy in addition to the termination of various stimulus programs, and there are also the risks of a slowing in economies abroad and a worsening in the employment situation combined with the fluctuations in exchange rates to serve as a drag on economic growth. Key indicators of economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 5.9%, 3.5% and 5.3% in the first, second and third quarters of calendar 2010. Beginning in March 2010, the Japanese Government’s monthly economic reports began to mention improvements in the economic situation while also stating that the economy is only weakly self-sustaining and remains in a difficult situation such as a high unemployment rate. From June through August 2010, it added that a foundation for a self-sustaining recovery is being laid, although the difficult unemployment situation remains. However, in September 2010, the report began to reflect a negative turn in the economic situation and stated that, although the economy continues picking up and movements towards a self-sustaining recovery are seen, the environment had become more severe. From October through December 2010, the reports stated that economic movements appear to be pausing, reflecting the ongoing difficult unemployment situation.

•

In December 2009, the Bank of Japan announced that it would provide approximately ¥10 trillion in short-term funds to commercial banks at a low fixed rate in order to boost liquidity and recover stability in the financial markets and that it would increase the amount to approximately ¥20 trillion and approximately ¥30 trillion in March and August 2010. In June 2010, the Bank of Japan announced that it would introduce a fund-provisioning measure under which it would provide long-term funds to commercial banks at a low fixed rate in order to support the strengthening of the foundations for economic growth. In addition, the Bank of Japan announced that it lowered its target for the uncollateralized overnight call rate from 0.1% to “around 0 to 0.1%” in October 2010.

•

The yield on newly issued 10-year Japanese government bonds, according to Japan Bond Trading Co., was 1.395% as of March 31, 2010 and decreased to 0.930% as of September 30, 2010. Thereafter, the yield increased to 1.110% as of December 30, 2010.

•

The Nikkei Stock Average, which is an index based on the average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 15.5% to ¥9,369.35 as of September 30, 2010 compared to March 31, 2010. Thereafter, the Nikkei Stock Average increased to ¥10,228.92 as of December 30, 2010.

•

According to Teikoku Databank, a Japanese research institution, there were 5,751 corporate bankruptcies in Japan in the six months ended September 30, 2010, involving approximately ¥2.6 trillion in total liabilities, 6,154 corporate bankruptcies in the six months ended March 31, 2010, involving approximately ¥4.6 trillion in total liabilities and 6,712 corporate bankruptcies in the six months ended September 30, 2009, involving approximately ¥2.5 trillion in total liabilities.

•

The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥93.27 to $1.00 as of March 31, 2010 and strengthened to ¥83.32 to $1.00 as of September 30, 2010. Thereafter, the yen continued to strengthen to ¥80.68 to $1.00 as of October 29, 2010, was ¥84.03 to $1.00 as of November 30, 2010 and was ¥81.51 to $1.00 as of December 30, 2010.

Developments Relating to Our Capital

All yen figures in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Disciplined Capital Management

In July 2010, we issued common stock (the number of shares issued: 6 billion shares, total amount paid in: ¥751.6 billion). This was aimed at establishing capital base as a cornerstone for our sustainable growth for the future, in anticipation of the revision of capital regulations. Meanwhile, we recorded consolidated net income of ¥341.7 billion for the six months ended September 30, 2010 under Japanese GAAP.

It has become increasingly important for financial institutions to strengthen capital base amid the ongoing global discussions on the revision of capital regulations. Therefore, as our medium-term target, we aim to increase our consolidated Tier 1 capital ratio to 12% level and our prime capital ratio (as defined in “—Capital Adequacy—Prime Capital”) to 8% or above, each based on currently applicable capital regulations. As of September 30, 2010, our consolidated Tier 1 capital ratio and our prime capital ratio were 11.78% and 8.10%, respectively, which reflect the common stock issuance in July 2010 and the consolidated net income earned in the six months ended September 30, 2010.

We continue to pursue “disciplined capital management” policy, optimally balancing “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in the business environment, our financial condition or other factors.

Developments Relating to Our Business

Global Corporate Group

Promote our presence in Asia

We aim to become “a financial institution with a top level presence in Asia” by globally capturing business through proactive collaboration between the Asian offices and those in three other regions, i.e., Japan, the Americas and Europe. We are focusing on more value-added support to our customers, by taking measures such as utilizing in-house consulting functions to provide comprehensive financial proposals and organizational approach to infrastructure-related businesses in Asia.

Increase sales and trading

We are strengthening both Asian and domestic operations in order to increase customer flow businesses and to bolster our trading capabilities through continuous efforts to strengthen our competitive edge in foreign currency-related products.

Enhance exchange transactions, trade finance and export-credit-agency finance

We are strengthening initiatives to increase domestic and foreign exchange transaction volume and profitability from focused customers, as well as enhance capabilities to respond to trade finance and export-credit-agency finance utilizing our global network.

Focus on asset management business

We focus mainly on corporate pensions and public corporations as potential growth areas by integrating relevant in-house functions and by putting priority on collaboration with other group companies, including expansion and promotion of asset management-related product line-up by leveraging a subsidiary specializing in alternative investment management established in October 2010, and further enhanced collaboration between group companies for services to corporate pensions and financial institutions.

Pursue merger synergies

Since the consummation of the merger of the former Mizuho Securities Co., Ltd. and the former Shinko Securities Co., Ltd. in May 2009, the new Mizuho Securities has been pursuing merger synergies. We aim to top off this merger in the fiscal year ended March 31, 2011 and reinforce the business base for growth beyond the next fiscal year by focusing on the improvement of basic profitability, strengthening global business capabilities and strengthening risk management and internal control frameworks.

Global Retail Group

Meet SME customers’ financing needs and address their management issues

We are focusing on growing our profit base by strengthening initiatives to facilitate financing for SMEs by stably supplying loans based on thorough credit management. Various measures implemented by Mizuho Bank, Ltd. include a review of its existing branch network, redeployment of relationship managers, establishment in November 2009 of a special team dedicated to facilitate financing for SMEs and proactive engagement in loans with guarantees from the government-related credit guarantee corporation, including utilizing the emergency guarantee system for SMEs. In addition, in December 2009, Mizuho Financial Group, Mizuho Bank, Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd. established committees, each of which includes the relevant executive officer responsible for risk management at each entity, as an internal function for deliberation and coordination from the perspective of management initiative for strengthening our group-wide measures to facilitate financing for SMEs. We are also focusing on initiatives that address management issues of SME customers by offering highly specialized solutions business services, including business matching, overseas business expansion support, IPO-related services, initiatives for environmental businesses, and responses to needs of business owners.

Expand our retail business

We increased the balance of residential housing loans from ¥10.02 trillion as of March 31, 2010 to ¥10.16 trillion as of September 30, 2010. We will continue to increase quality new residential housing loans by capturing refinancing opportunities and promoting business with corporate customers’ employees.

As for our customer base, we increased the number of Mizuho Mileage Club members to approximately 7.8 million as of September 30, 2010 from approximately 7.4 million as of March 31, 2010. As for our assets under management, the balance of investment trusts (excluding MMF) was ¥1.30 trillion, individual annuities was ¥1.99 trillion, foreign deposits was ¥0.50 trillion and Japanese government bonds sold to individuals was ¥1.65 trillion, each on a managerial accounting basis as of September 30, 2010. With regard to marketing, we will continue to enhance the proposal capabilities of our financial consultants that make proposals regarding investments such as investment trusts, individual annuities, foreign currency deposits and Japanese government bonds sold to individuals, and increase product lines of investment trusts, individual annuities and protection insurance in order to better respond to customer needs. We will also continue to employ the life stage marketing business model through further development and pursuit of the “hybrid approach,” i.e., coordinated organic linkage between remote channels and branches.

Global Asset & Wealth Management Group

We implemented the “Mizuho Main Bank Project” and “Business Efficiency Improvement Project” at Mizuho Trust & Banking in order to improve profitability. Under these projects, we are promoting coordinated marketing among the group companies, including reorganization and reinforcement of the corporate marketing organization in the Tokyo Metropolitan area, such as an increase in the number of business promotion divisions and additional deployment of staff, in order to optimize the collaboration structure with Mizuho Corporate Bank and Mizuho Bank, and reinforcement of our retail strategy through collaboration with Mizuho Bank, such as a plan to initiate sales of trust products (money trusts) at branches of Mizuho Bank and an increase in the number of Trust Lounges (joint offices with Mizuho Bank) in the Tokyo Metropolitan area.

Pursuit of Group Synergies

We aim to enhance collaboration among our banking, trust and securities functions to provide specialized services that address our customers’ needs. For example, as mentioned above, we are strengthening our retail and corporate strategy through collaboration between Mizuho Bank and Mizuho Trust & Banking, including a plan to initiate sales of trust products (money trust) of Mizuho Trust & Banking at branches of Mizuho Bank, and further addressing customers’ needs for trust functions and real estate by strengthening collaboration between Mizuho Corporate Bank and Mizuho Trust & Banking. We are also offering the services of Mizuho Investors Securities Co., Ltd. through securities consulting booths, which we call “Planet Booths,” in the lobbies of 154 branches and offices of Mizuho Bank as of September 30, 2010. In July 2009, Mizuho Corporate Bank and Mizuho Securities introduced a double-hat structure to the domestic business promotion offices of both companies to strengthen banking and securities business collaboration. Moreover, we have steadily progressed in banking and securities business collaboration under the U.S. Financial Holding Company (“FHC”) status. In addition, we are enhancing the business with employees of corporate customers of Mizuho Corporate Bank by leveraging the business promotion division of Mizuho Bank, and enhancing our ability to deliver solution proposals through collaboration mainly between product units of Mizuho Corporate Bank and Mizuho Bank.

Others

In November 2010, we announced that we acquired approximately $500 million in common shares of BlackRock, Inc. and that we and BlackRock intend to sign a business cooperation agreement that will further promote strategic cooperation in the asset management business with particular emphasis on Japan and Asia in order to strengthen our asset management business base by combining our solid customer base in Japan and our knowledge and network in the Asian market with world-class capabilities in innovative product development and risk management functions of BlackRock.

The Transformation Program

In May 2010, we set our future vision to become the most trusted financial institution by our customers by focusing on the core function of a financial institution which is to contribute to social and economic development. In order to realize this vision, we will strive to further increase our corporate value through the implementation of the Transformation Program, which consists of the following initiatives:

•	Program for Improving Profitability: “Strengthen our competitive advantage”

We plan to strengthen growth of top-line profits through strategic allocation of management resources, reduce costs and pursue efficiency through a vigorous business review.

•	Program for Enhancing Financial Base: “Strengthen capital base and improve asset efficiency”

We plan to strengthen the quality and quantity of capital and improve our asset portfolio.

•	Program for Strengthening Front-line Business Capabilities: “Strengthen front-line business capabilities through improving efficiency and optimization”

We plan to downsize corporate management functions, improve efficiency of our business infrastructure, and strengthen our marketing front-line that engages in customer relations.

Each of these initiatives is described in more detail below.

Program for Improving Profitability

This program aims to establish competitive advantage through the strengthening of focused business areas and strategic allocation of management resources. The program consists of the following two parts:

Business strategy

We aim to strengthen top-line profits by thoroughly enhancing business areas where we have a competitive advantage and fields where growth potential is envisaged. In addition, we aim to strengthen fundamental profitability through capturing the various needs of our customers in and out of Japan as a strategic business partner while facilitating financing by focusing on the following five strategic areas:

•	Tokyo Metropolitan Area;

•	Large corporate customers;

•	Asia;

•	Asset management business; and

•	Full-line service of banking, trust and securities functions.

Cost reduction through vigorous review of our businesses and reallocation of management resources to focused strategic business areas

We aim to reduce costs through unification and optimization of our group’s management infrastructure (general and administrative expenses of principal banking subsidiaries on a combined basis (Japanese GAAP): aim to decrease by approximately ¥50 billion compared with the fiscal year ended March 31, 2010) and reallocate management resources, such as human resources (approximately 1,000 staff), to strategic areas, such as our operations in the Tokyo Metropolitan Area and customer groups in Asia.

Program for Enhancing Financial Base

This program aims to strengthen the quality and quantity of capital and improve asset efficiency, including significant reduction of our equity portfolio. The program consists of the following two parts:

Strengthening of capital base

We aim to maintain our current priority on the strengthening of a stable capital base in light of on-going global discussions on the revision of capital regulations. We are focusing on the following:

•	Accumulation of retained earnings through implementation of “Program for Improving Profitability;”

•	Implementation of appropriate capital management; and

•	Consideration of various measures in light of regulatory developments.

Improvement of asset portfolio

We aim to strategically reallocate risk-weighted assets together with improving our asset efficiency and further strengthening our risk management. We plan to:

•	Allocate risk-weighted assets to focused strategic business areas through thorough review of non-customer assets and low-return assets;

•	Aim to reduce our equity portfolio by ¥1 trillion compared with the balance as of March 31, 2010 on an acquisition cost basis (Japanese GAAP); and

•	Improve our asset quality and streamline our balance sheet.

Program for Strengthening Front-line Business Capabilities

This program aims to strengthen front-line business capabilities through downsizing and rationalization of corporate management functions and improving efficiency of our business infrastructure. The program consists of the following two parts:

Redeployment of personnel to the marketing front-line

We seek to consolidate and reorganize corporate planning and product functions of each of our group companies. We seek to strengthen our governing function, as a holding company, over the group, improve efficiency of management controls and expedite our decision making and deploy approximately 1,000 staff currently engaged mainly in corporate management functions to the marketing front-line through a unification of functions. We are focusing on the following:

•	Unification of our group’s planning functions, including human resources, administration, IT systems and operations; and

•	Review and reorganization of overlapping functions in financial product areas at Mizuho Bank and Mizuho Corporate Bank.

Improvement of business infrastructure efficiency

We seek to facilitate consolidation of operational processing functions under the “consolidation and efficiency improvement policy.” At the same time, we seek to realize fundamental streamlining of cost structure with a focus on IT systems-related costs. We are focusing on the following:

•	Unification of our group’s IT systems and operations units, such as budgeting functions, with the aim to maximize investment returns;

•

Pursuit of higher efficiency through consolidation of operations across group entities, including consolidation among operational centers and within joint branches of Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking; and

•	Facilitation of the unification of group-wide IT systems by releasing a new IT systems platform with the goal of lower future costs.

Others

Making Orient Corporation an Equity Method Affiliate

Following the announcement of our plan in May 2010, we made Orient Corporation (“Orico”) an equity method affiliate in September 2010 in order to further strengthen our business alliance with Orico, including in the areas of development of new products and services, provision of our products and services to a wide range of Orico’s customers and increase of coordinated products and services.

Japanese Tax Reforms

In December 2010, the Japanese cabinet determined to propose a package of tax reforms that includes the reducing of the effective corporate tax rate by approximately 5% and the imposition of a new limitation on net operating loss carryforwards. If enacted and implemented, we expect the tax reforms will have a one-time negative impact on our recognition of deferred tax assets in the fiscal year in which they are adopted, which could be as early as the fiscal year ending March 31, 2011, and thus negatively affect our net income for such period.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,		Increase (decrease)
	2009	2010
	(in billions of yen)
Interest and dividend income	¥854	¥741	¥(113)
Interest expense	281	236	(45)

Net interest income	573	505	(68)
Provision (credit) for loan losses	198	(5)	(203)

Net interest income after provision (credit) for loan losses	375	510	135
Noninterest income	719	840	121
Noninterest expenses	786	715	(71)

Income before income tax expense (benefit)	308	635	327
Income tax expense (benefit)	(164)	196	360

Net income	472	439	(33)
Less: Net income attributable to noncontrolling interests	37	16	(21)

Net income attributable to MHFG shareholders	¥435	¥423	¥(12)

Executive Summary

Net interest income decreased by ¥68 billion, or 11.9%, from the six months ended September 30, 2009 to ¥505 billion in the six months ended September 30, 2010 due to a decrease in interest and dividend income of ¥113 billion offset in part by a decrease in interest expense of ¥45 billion. The decrease in interest and dividend income was due mainly to a decrease in interest income from loans, mainly as a result of a decline in the average yields and a decrease in average balance. The decrease in interest expense was due mainly to a decrease in interest expense on deposits attributable mainly to a decrease in average interest rates on interest-bearing deposits, reflecting a general decline in interest rate levels. We had a credit for loan losses of ¥5 billion in the six months ended September 30, 2010 compared to a provision for loan losses of ¥198 billion in the corresponding period in the previous fiscal year. The credit for loan losses was due mainly to the improvement of obligor classifications, including as a result of our business revitalization support, of various corporate customers in the six months ended September 30, 2010.

Noninterest income increased by ¥121 billion, or 16.8%, from the six months ended September 30, 2009 to ¥840 billion in the six months ended September 30, 2010 due mainly to increases in trading account gains—net, foreign exchange gains (losses)—net and investment gains—net, offset in part by a decrease in other noninterest income. The increase in trading account gains—net was due mainly to an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP and an increase in gains related to changes in the fair value of foreign currency denominated available-for-sale securities for which the fair value option was elected. The increase in foreign exchange gains (losses)—net was due mainly to fluctuations in foreign exchange rates in the six months ended September 30, 2010. The increase in investment gains—net was due mainly to an increase in investment gains related to bonds as a result of flexible and timely asset-and-liability management operations responding to interest rate movements in domestic and foreign markets. The decrease in other noninterest income was due mainly to a one-time gain relating to the merger of Mizuho Securities and Shinko Securities in the six months ended September 30, 2009.

Noninterest expenses decreased by ¥71 billion, or 9.0%, from the six months ended September 30, 2009 to ¥715 billion in the six months ended September 30, 2010 due mainly to decreases in other noninterest expenses and salaries and employee benefits, offset in part by an increase in provision (credit) for losses on off-balance-sheet instruments. The decrease in other noninterest expenses was due mainly to the decrease of net losses on the credit derivatives hedging the credit risk in loans at the banking subsidiaries. The decrease in salaries and employee benefits was due mainly to the effect of decreased employee retirement benefit expenses as a result of an increase in expected return on plan assets and the decrease in amortization of net actuarial loss.

As a result of the foregoing, income before income tax expense (benefit) increased by ¥327 billion from ¥308 billion in the six months ended September 30, 2009 to ¥635 billion in the six months ended September 30, 2010. We had an income tax expense of ¥196 billion in the six months ended September 30, 2010 compared to an income tax benefit of ¥164 billion in the six months ended September 30, 2009. The expense was due mainly to the deferred tax expense of ¥185 billion in the six months ended September 30, 2010 compared to a deferred tax benefit of ¥175 billion in the six months ended September 30, 2009. Net income decreased by ¥33 billion, or 7.0%, from the six months ended September 30, 2009 to ¥439 billion in the six months ended September 30, 2010. Net income attributable to noncontrolling interests decreased by ¥21 billion, or 56.8%, from the corresponding period in the previous fiscal year to ¥16 billion in the six months ended September 30, 2010 due mainly to a decrease in the allocation of income earned by our consolidated subsidiaries in the six months ended September 30, 2010. As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥12 billion, or 2.8%, from the corresponding period in the previous fiscal year to ¥423 billion in the six months ended September 30, 2010.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,						Increase (decrease)
	2009			2010
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥1,278	¥5	0.73%	¥1,180	¥4	0.63%	¥(98)	¥(1)	(0.10)%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	14,517	27	0.37	14,183	25	0.35	(334)	(2)	(0.02)
Trading account assets	23,024	101	0.87	24,786	105	0.85	1,762	4	(0.02)
Investments	33,402	140	0.84	38,173	129	0.67	4,771	(11)	(0.17)
Loans	69,337	581	1.67	63,594	478	1.50	(5,743)	(103)	(0.17)

Total interest-earning assets	141,558	854	1.20	141,916	741	1.04	358	(113)	(0.16)

Deposits	74,508	112	0.30	75,152	71	0.19	644	(41)	(0.11)
Debentures	2,133	7	0.63	1,344	4	0.59	(789)	(3)	(0.04)
Short-term borrowings(1)	33,789	48	0.28	32,222	44	0.27	(1,567)	(4)	(0.01)
Trading account liabilities	12,112	10	0.16	11,820	20	0.33	(292)	10	0.17
Long-term debt	9,288	104	2.23	10,272	97	1.88	984	(7)	(0.35)

Total interest-bearing liabilities	131,830	281	0.43	130,810	236	0.36	(1,020)	(45)	(0.07)

Net	¥9,728	¥573	0.77	¥ 11,106	¥505	0.68	¥1,378	¥(68)	(0.09)

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Interest and dividend income decreased by ¥113 billion, or 13.2%, from the six months ended September 30, 2009 to ¥741 billion in the six months ended September 30, 2010 due mainly to a decrease in interest income from loans. The decrease in interest income from loans was due mainly to a decline in the average yields reflecting a general decline in interest rate levels and a decrease in average balance. The changes in the average yields on interest-earning assets contributed to an overall decrease in interest and dividend income of ¥98 billion, and the changes in average balances of interest-earning assets contributed to an overall decrease in interest and dividend income of ¥15 billion, resulting in the ¥113 billion decrease in interest and dividend income.

Interest expense decreased by ¥45 billion, or 16.0%, from the six months ended September 30, 2009 to ¥236 billion in the six months ended September 30, 2010 due mainly to a decrease in interest expense on deposits. The decrease in interest expense on deposits was due mainly to a decrease in average interest rates on interest-bearing deposits, reflecting a general decline in interest rate levels. The changes in average interest rates on interest-bearing liabilities contributed to an overall decrease in interest expense of ¥69 billion, offset in part by the changes in average balances of interest-bearing liabilities which contributed to an overall increase in interest expense of ¥24 billion, resulting in the ¥45 billion decrease in interest expense.

The decline of 0.17% in the average yield on loans in the six months ended September 30, 2010 compared to the six months ended September 30, 2009 was larger than the decline of 0.11% in the average rate on interest-bearing deposits over the same period. Taking into account only domestic loans and domestic deposits, the decrease in the average yield on domestic loans was slightly larger than the decrease in the average rate on interest-bearing deposits over the same period.

As a result of the foregoing, net interest income decreased by ¥68 billion, or 11.9%, from the six months ended September 30, 2009 to ¥505 billion in the six months ended September 30, 2010. Average interest rate spread declined by 0.09% to 0.68% due mainly to a decline in average yield on investments, loans and interest-bearing deposits in other banks, which more than offset the effect of a decline in average interest rate on long-term debt, all of which reflects a general decline in interest rate levels.

Provision (credit) for Loan Losses

We had a credit for loan losses of ¥5 billion in the six months ended September 30, 2010 compared to a provision for loan losses of ¥198 billion in the corresponding period in the previous fiscal year. The credit for loan losses was due mainly to the improvement of obligor classifications, including as a result of our business revitalization support, of various corporate customers in the six months ended September 30, 2010. See “—Financial Condition—Loans—Provision (credit) for loan losses.”

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,		Increase (decrease)
	2009	2010
	(in billions of yen)
Fees and commissions:
Fees and commissions from remittance business	¥53	¥54	¥1
Fees and commissions from deposits, debentures and lending business	47	48	1
Fees and commissions from securities-related business	54	61	7
Trust fees	24	23	(1)
Fees for other customer services	108	100	(8)

Total fees and commissions income	286	286	0

Foreign exchange gains (losses)—net	(17)	24	41
Trading account gains—net	218	399	181
Investment gains—net	41	80	39
Investment gains related to bonds	3	57	54
Investment gains related to equity securities	25	16	(9)
Others	13	7	(6)
Gains on disposal of premises and equipment	7	6	(1)
Other noninterest income	184	45	(139)

Total noninterest income	¥719	¥840	¥121

Noninterest income increased by ¥121 billion, or 16.8%, from the six months ended September 30, 2009 to ¥840 billion in the six months ended September 30, 2010. The increase was due mainly to an increase of ¥181 billion in trading account gains—net, an increase of ¥41 billion in foreign exchange gains (losses)—net and an increase of ¥39 billion in investment gains—net, offset in part by a decrease of ¥139 billion in other noninterest income.

Trading Account Gains—Net

Trading account gains—net increased by ¥181 billion, or 83.0%, from the six months ended September 30, 2009 to ¥399 billion in the six months ended September 30, 2010. The increase was due mainly to an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP and an increase in gains related to changes in the fair value of foreign currency denominated available-for-sale securities for which the fair value option was elected.

Foreign Exchange Gains (Losses)—Net

Foreign exchange gains (losses)—net was a gain of ¥24 billion in the six months ended September 30, 2010 compared to a loss of ¥17 billion in the corresponding period in the previous fiscal year. The change was due mainly to fluctuations in foreign exchange rates in the six months ended September 30, 2010.

Investment Gains—Net

Investment gains—net increased by ¥39 billion, or 95.1%, from the six months ended September 30, 2009 to ¥80 billion in the six months ended September 30, 2010. The increase was due mainly to an increase of ¥54 billion in investment gains related to bonds as a result of flexible and timely asset-and-liability management operations responding to interest rate movements in domestic and foreign markets.

Other Noninterest Income

Other noninterest income decreased by ¥139 billion, or 75.5%, from the six months ended September 30, 2009 to ¥45 billion in the six months ended September 30, 2010. The decrease was due mainly to a one-time gain relating to the merger of Mizuho Securities and Shinko Securities in the six months ended September 30, 2009.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,		Increase (decrease)
	2009	2010
	(in billions of yen)
Salaries and employee benefits	¥299	¥280	¥(19)
General and administrative expenses	245	246	1
Impairment of Goodwill	—	7	7
Occupancy expenses	85	84	(1)
Fees and commission expenses	48	52	4
Provision (credit) for losses on off-balance-sheet instruments	(21)	(8)	13
Other noninterest expenses	130	54	(76)

Total noninterest expenses	¥786	¥715	¥(71)

Noninterest expenses decreased by ¥71 billion, or 9.0%, from the six months ended September 30, 2009 to ¥715 billion in the six months ended September 30, 2010. This decrease was due mainly to decreases of ¥76 billion in other noninterest expenses and ¥19 billion in salaries and employee benefits, offset in part by an increase of ¥13 billion in provision (credit) for losses on off-balance-sheet instruments.

Salaries and Employee Benefits

Salaries and employee benefits decreased by ¥19 billion, or 6.4%, from the six months ended September 30, 2009 to ¥280 billion in the six months ended September 30, 2010 due mainly to the effect of decreased employee retirement benefit expenses as a result of an increase in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment at the beginning of the fiscal period, and the decrease in amortization of net actuarial loss, which reflects past declines in the value of plan assets.

Provision (Credit) for Losses on Off-Balance-Sheet Instruments

Provision (credit) for losses on off-balance-sheet instruments was a credit of ¥8 billion in the six months ended September 30, 2010 compared to a credit of ¥21 billion in the six months ended September 30, 2009. The credits were due mainly to reversals of allowance for losses on off-balance-sheet transactions primarily as a result of the decrease in the balance of guarantees.

Other Noninterest Expenses

Other noninterest expenses decreased by ¥76 billion, or 58.5%, from the six months ended September 30, 2009 to ¥54 billion in the six months ended September 30, 2010. This decrease was due mainly to the decrease of net losses on the credit derivatives hedging the credit risk in loans at the banking subsidiaries.

Income Tax Expense (Benefit)

We had an income tax expense of ¥196 billion in the six months ended September 30, 2010 compared to an income tax benefit of ¥164 billion in the six months ended September 30, 2009. The expense was due mainly to the deferred tax expense of ¥185 billion in the six months ended September 30, 2010 compared to a deferred tax benefit of ¥175 billion in the six months ended September 30, 2009. The expense in the six months ended September 30, 2010 was due mainly to the declining realizability of future tax benefits based on a decrease in expected future taxable income resulting from declines in domestic stock markets.

	Six months ended September 30,		Increase (decrease)
	2009	2010
	(in billions of yen)
Income before income tax expense (benefit)	¥308	¥635	¥327
Income tax expense (benefit)	(164)	196	360
Current tax expense	11	11	0
Deferred tax expense (benefit)	(175)	185	360

Net income	472	439	(33)
Less: Net income attributable to noncontrolling interests	37	16	(21)

Net income attributable to MHFG shareholders	¥435	¥423	¥(12)

Net Income

As a result of the foregoing, net income decreased by ¥33 billion, or 7.0%, from the corresponding period in the previous fiscal year to ¥439 billion in the six months ended September 30, 2010.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests decreased by ¥21 billion, or 56.8%, from the corresponding period in the previous fiscal year to ¥16 billion in the six months ended September 30, 2010. The decrease was due mainly to a decrease in the allocation of income earned by our consolidated subsidiaries in the six months ended September 30, 2010.

Net Income Attributable to MHFG Shareholders

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥12 billion, or 2.8%, from the corresponding period in the previous fiscal year to ¥423 billion in the six months ended September 30, 2010.

Business Segments Analysis

The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” following internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense under U.S. GAAP is provided in note 17 to our consolidated financial statements included elsewhere in this report.

We manage our business portfolio through three Global Groups: the Global Corporate Group; the Global Retail Group; and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of Mizuho Corporate Bank and Mizuho Securities, the Global Retail Group consists primarily of

Mizuho Bank and Mizuho Investors Securities, and the Global Asset & Wealth Management Group consists primarily of Mizuho Trust & Banking. We divide the businesses of each of Mizuho Corporate Bank and Mizuho Bank into three reportable segments based on customer characteristics and functions. Reportable segments of Mizuho Corporate Bank are: domestic banking; international banking; and trading and others. Reportable segments of Mizuho Bank are: retail banking; corporate banking; and trading and others. In addition to the three Global Groups, subsidiaries that provide services to a wide range of customers and that do not belong to a specific Global Group are aggregated in Others.

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

Domestic banking

This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

International banking

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through Mizuho Corporate Bank’s overseas network.

Trading and others

This segment supports the domestic corporate banking and international banking segments in offering derivatives and other risk hedging products to satisfy Mizuho Corporate Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Corporate Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Corporate Bank.

Mizuho Securities

Mizuho Securities is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals. The former Mizuho Securities and Shinko Securities merged to form the new Mizuho Securities in May 2009.

Others

This segment consists of Mizuho Corporate Bank’s subsidiaries other than Mizuho Securities, but including Mizuho Securities’ subsidiaries. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group. This segment also includes elimination of transactions between companies within the Global Corporate Group.

The Global Retail Group

Mizuho Bank

Mizuho Bank is the main operating company of the Global Retail Group. Mizuho Bank provides banking and other financial services mainly to individuals, SMEs and middle-market corporations through its domestic branches and ATM network.

Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to Mizuho Bank’s individual customers through its nationwide branches and ATM network, as well as telephone and Internet banking services.

Corporate banking

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

Trading and others

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy Mizuho Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Bank.

Mizuho Investors Securities

Mizuho Investors Securities offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

Others

This segment consists of Mizuho Bank’s subsidiaries other than Mizuho Investors Securities. These subsidiaries, such as Mizuho Capital Co., Ltd. and Mizuho Business Financial Center Co., Ltd., offer financial products and services in specific areas of business to customers of the Global Retail Group. This segment also includes elimination of transactions between companies within the Global Retail Group.

The Global Asset & Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

Others

This segment includes companies other than Mizuho Trust & Banking that are a part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Services Bank, Ltd., Mizuho Asset Management Co., Ltd. and Mizuho Private Wealth Management Co., Ltd. They offer products and services related to private banking, trust and custody, and asset management. This segment also includes elimination of transactions between companies within the Global Asset & Wealth Management Group.

Others

This segment consists of Mizuho Financial Group and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, we offer non-banking services, including research and consulting services through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd. This segment also includes elimination of transactions between the Global Groups.

The information below for reportable segments is derived from our internal management reporting system.

Results of Operation by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the six months ended September 30, 2010 were ¥1,100.9 billion, an increase of ¥95.7 billion compared to the six months ended September 30, 2009. Consolidated general and administrative expenses (excluding non-recurring expenses) for the six months ended September 30, 2010 were ¥596.9 billion, a decrease of ¥8.7 billion compared to the six months ended September 30, 2009. Consolidated net business profits for the six months ended September 30, 2010 were ¥465.0 billion, an increase of ¥105.5 billion compared to the six months ended September 30, 2009.

Global Corporate Group

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Corporate Group for the six months ended September 30, 2009 and 2010:

	Mizuho Corporate Bank				Mizuho Securities	Others	Total Global Corporate Group

	Domestic	International	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2009:
Gross profits:
Net interest income (expenses)	¥85.4	¥43.0	¥97.3	¥225.7	¥(5.8)	¥16.4	¥236.3
Net noninterest income	50.0	9.4	33.5	92.9	98.8	48.6	240.3
Total	135.4	52.4	130.8	318.6	93.0	65.0	476.6
General and administrative expenses	49.4	27.2	44.8	121.4	72.1	40.5	234.0
Others	—	—	—	—	—	(4.7)	(4.7)

Net business profits	¥86.0	¥25.2	¥86.0	¥197.2	¥20.9	¥19.8	¥237.9

Six months ended September 30, 2010:
Gross profits:
Net interest income (expenses)	¥88.5	¥41.7	¥74.6	¥204.8	¥(4.5)	¥30.1	¥230.4
Net noninterest income	55.8	22.9	113.7	192.4	95.6	33.1	321.1
Total	144.3	64.6	188.3	397.2	91.1	63.2	551.5
General and administrative expenses	44.9	32.8	38.8	116.5	80.7	38.1	235.3
Others	—	—	—	—	—	(28.3)	(28.3)

Net business profits (loss)	¥99.4	¥31.8	¥149.5	¥280.7	¥10.4	¥(3.2)	¥287.9

Six months ended September 30, 2010 compared to six months ended September 30, 2009

Gross profits for Mizuho Corporate Bank for the six months ended September 30, 2010 were ¥397.2 billion, an increase of ¥78.6 billion, or 24.7%, compared to the six months ended September 30, 2009. This increase was due to the following: an increase in gross profits from trading and others of ¥57.5 billion reflecting robust profits from flexible and timely asset-and-liability management operations; an increase in gross profits from international operations of ¥12.2 billion from improved net noninterest income; and an increase in gross profits from domestic operations of ¥8.9 billion, reflecting an increase in net interest income due mainly to dividend income received on equity investments on the back of the recovery of performance of the corporate sector and an increase in net noninterest income due mainly to an increase in income from foreign exchange-related, solution and other businesses, offset in part by a decrease in demands for loans. Note that gross profits for the six months ended September 30, 2009 include approximately ¥35.0 billion (which is eliminated upon consolidation) due to the effect of, based on the structure of our capital raising through the issuance of preferred debt securities by our special purpose companies, Mizuho Financial Group, instead of Mizuho Corporate Bank, providing funds for the dividend payments made on such preferred securities specifically during such period.

General and administrative expenses of Mizuho Corporate Bank for the six months ended September 30, 2010 decreased by ¥4.9 billion, or 4.0%, compared to the six months ended September 30, 2009 to ¥116.5 billion due mainly to a decrease in expenses related to employee retirement benefits and our group-wide cost reduction efforts.

Net business profits of Mizuho Securities for the six months ended September 30, 2010 were ¥10.4 billion, a decrease of ¥10.5 billion compared to the six months ended September 30, 2009, due mainly to a decrease in commission income in a depressed stock market environment despite having participated in large-scale equity underwriting transactions.

As a result mainly of the foregoing, net business profits for the Global Corporate Group for the six months ended September 30, 2010 increased by ¥50.0 billion, or 21.0%, compared to the six months ended September 30, 2009 to ¥287.9 billion.

Global Retail Group

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Retail Group for the six months ended September 30, 2009 and 2010:

	Mizuho Bank				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2009:
Gross profits:
Net interest income	¥135.1	¥132.5	¥44.2	¥311.8	¥0.2	¥12.9	¥324.9
Net noninterest income	7.8	62.0	26.6	96.4	23.9	2.9	123.2
Total	142.9	194.5	70.8	408.2	24.1	15.8	448.1
General and administrative expenses	122.8	114.8	47.4	285.0	19.6	3.5	308.1
Others	—	—	—	—	—	—	—

Net business profits	¥20.1	¥79.7	¥23.4	¥123.2	¥4.5	¥12.3	¥140.0

Six months ended September 30, 2010:
Gross profits:
Net interest income	¥123.1	¥133.5	¥29.3	¥285.9	¥0.3	¥21.1	¥307.3
Net noninterest income	16.2	62.8	56.8	135.8	24.4	3.3	163.5
Total	139.3	196.3	86.1	421.7	24.7	24.4	470.8
General and administrative expenses	120.8	112.7	45.9	279.4	20.3	4.2	303.9
Others	—	—	—	—	—	(8.0)	(8.0)

Net business profits	¥18.5	¥83.6	¥40.2	¥142.3	¥4.4	¥12.2	¥158.9

Six months ended September 30, 2010 compared to six months ended September 30, 2009

Gross profits for Mizuho Bank for the six months ended September 30, 2010 increased by ¥13.5 billion, or 3.3%, from the six months ended September 30, 2009 to ¥421.7 billion. The increase was due to an increase in gross profits from trading and others of ¥15.3 billion, reflecting robust profits from flexible and timely asset-and-liability management operations, and an increase in gross profits from corporate banking of ¥1.8 billion, reflecting a slight increase in net non-interest income. These increases were offset in part by a decrease in gross profits of ¥3.6 billion from retail banking, reflecting a decline in net interest income as a result of a decrease in deposit income due mainly to the effect of the lowering of interest rates offset in part by an increase in net noninterest income as a result of an increase in fee income associated with sales of investment trusts and individual annuities. Note that gross profits for the six months ended September 30, 2009 include approximately ¥10.0 billion (which is eliminated upon consolidation) due to the effect of, based on the structure of our capital raising through the issuance of preferred debt securities by our special purpose companies, Mizuho Financial Group, instead of Mizuho Bank, providing funds for the dividend payments made on such preferred securities specifically during such period.

General and administrative expenses for Mizuho Bank for the six months ended September 30, 2010 decreased by ¥5.6 billion, or 2.0%, compared to the six months ended September 30, 2009 to ¥279.4 billion due mainly to a decrease in expenses related to employee retirement benefits and our group-wide cost reduction efforts.

Mizuho Investors Securities recorded net business profits of ¥4.4 billion for the six months ended September 30, 2010, reflecting a slight decrease compared to the six months ended September 30, 2009 due mainly to a decrease in fees and commissions income in depressed stock markets.

As a result mainly of the foregoing, net business profits for the Global Retail Group for the six months ended September 30, 2010 increased by ¥18.9 billion, or 13.5%, compared to the six months ended September 30, 2009 to ¥158.9 billion.

Global Asset & Wealth Management Group

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Asset & Wealth Management Group for the six months ended September 30, 2009 and 2010:

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Six months ended September 30, 2009:
Gross profits:
Net interest income	¥23.2	¥0.8	¥24.0
Net noninterest income	40.6	21.6	62.2
Total	63.8	22.4	86.2
General and administrative expenses	45.9	19.5	65.4
Others	—	(1.8)	(1.8)

Net business profits	¥17.9	¥1.1	¥19.0

Six months ended September 30, 2010:
Gross profits:
Net interest income	¥20.3	¥0.5	¥20.8
Net noninterest income	46.3	21.9	68.2
Total	66.6	22.4	89.0
General and administrative expenses	44.5	19.7	64.2
Others	—	(0.9)	(0.9)

Net business profits	¥22.1	¥1.8	¥23.9

Six months ended September 30, 2010 compared to six months ended September 30, 2009

Gross profits for Mizuho Trust & Banking for the six months ended September 30, 2010 increased by ¥2.8 billion, or 4.4%, from the six months ended September 30, 2009 to ¥66.6 billion. The increase was due to an increase in net noninterest income, reflecting an increase in income from the real estate, pension and asset management businesses.

General and administrative expenses for Mizuho Trust & Banking decreased by ¥1.4 billion, or 3.1%, compared to the six months ended September 30, 2009 to ¥44.5 billion due mainly to a decrease in expenses related to employee retirement benefits and our group-wide cost reduction efforts.

As a result mainly of the foregoing, net business profits for the Global Asset & Wealth Management Group for the six months ended September 30, 2010 increased by ¥4.9 billion, or 25.8%, compared to the six months ended September 30, 2009 to ¥23.9 billion.

Financial Condition

Assets

Our assets as of March 31, 2010 and September 30, 2010 were as follows:

	As of		Increase (decrease)
	March 31, 2010	September 30, 2010
	(in billions of yen)
Cash and due from banks	¥3,399	¥2,055	¥(1,344)
Interest-bearing deposits in other banks	2,027	1,750	(277)
Call loans and funds sold	607	294	(313)
Receivables under resale agreements	7,132	8,390	1,258
Receivables under securities borrowing transactions	5,745	6,376	631
Trading account assets	31,528	35,125	3,597
Investments	39,253	38,289	(964)
Loans	63,783	63,837	54
Allowance for loan losses	(880)	(826)	54

Loans, net of allowance	62,903	63,011	108
Premises and equipment—net	1,048	1,080	32
Due from customers on acceptances	51	41	(10)
Accrued income	266	245	(21)
Goodwill	15	8	(7)
Intangible assets	81	78	(3)
Deferred tax assets	826	797	(29)
Other assets	3,470	2,759	(711)

Total assets	¥158,351	¥160,298	¥1,947

Total assets increased by ¥1,947 billion from ¥158,351 billion as of March 31, 2010 to ¥160,298 billion as of September 30, 2010. This increase was due mainly to an increase of ¥3,597 billion in trading account assets, primarily foreign government bonds, and an increase of ¥1,258 billion in receivables under resale agreements, offset in part by decreases of ¥1,344 billion in cash and due from banks and ¥964 billion in investments.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2010 and September 30, 2010:

	As of				Increase (decrease)
	March 31, 2010		September 30, 2010
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,065	12.6%	¥7,797	12.2%	¥(268)	(0.4)%
Construction	1,165	1.8	1,059	1.7	(106)	(0.1)
Real estate	6,689	10.5	6,600	10.3	(89)	(0.2)
Services	5,153	8.1	4,567	7.2	(586)	(0.9)
Wholesale and retail	5,306	8.3	5,205	8.1	(101)	(0.2)
Transportation	2,558	4.0	2,496	3.9	(62)	(0.1)
Banks and other financial institutions	4,290	6.7	4,181	6.5	(109)	(0.2)
Government and public institutions	5,459	8.6	6,811	10.7	1,352	2.1
Other industries(1)	4,011	6.3	3,904	6.1	(107)	(0.2)
Individuals	11,882	18.6	12,124	19.0	242	0.4
Mortgage loans	11,093	17.4	11,343	17.8	250	0.4
Other	789	1.2	781	1.2	(8)	0.0

Total domestic	54,578	85.5	54,744	85.7	166	0.2
Foreign:
Commercial and industrial	7,237	11.3	6,700	10.5	(537)	(0.8)
Banks and other financial institutions	1,722	2.7	2,069	3.2	347	0.5
Government and public institutions	292	0.5	371	0.6	79	0.1
Other(1)	32	0.0	29	0.0	(3)	0.0

Total foreign	9,283	14.5	9,169	14.3	(114)	(0.2)

Subtotal	63,861	100.0%	63,913	100.0%	52	—

Less: Unearned income and deferred loan fees—net	(78)		(76)		2

Total loans before allowance for loan losses	¥63,783		¥63,837		¥54

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated VIEs.

Total loans before allowance for loan losses increased by ¥54 billion from March 31, 2010 to ¥63,837 billion as of September 30, 2010. Domestic loans increased by ¥166 billion to ¥54,744 billion due primarily to an increase in loans to government and public institutions attributable mainly to loans to the Japanese government, offset in part by decreases in almost all of the industries attributable to weak funding needs by corporate borrowers.

Loans to foreign borrowers decreased by ¥114 billion from the end of the previous fiscal year to ¥9,169 billion as of September 30, 2010. The decrease in foreign loans was due primarily to a decrease in loans to commercial and industrial borrowers, offset in part by an increase in loans to banks and other financial institutions, both of which include the translation impact of the strengthening of the Japanese yen.

Within our loan portfolio, the proportion of loans to domestic borrowers increased from 85.5% to 85.7% while loans to foreign borrowers decreased from 14.5% to 14.3%.

Impaired Loans

The following table shows our impaired loans as of March 31, 2010 and September 30, 2010 based on classifications by domicile and industry segment of the relevant borrowers:

	As of				Increase (decrease)
	March 31, 2010		September 30, 2010
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥270	3.3%	¥285	3.7%	¥15	0.4%
Construction	72	6.2	65	6.1	(7)	(0.1)
Real estate	230	3.4	221	3.3	(9)	(0.1)
Services	181	3.5	157	3.4	(24)	(0.1)
Wholesale and retail	159	3.0	168	3.2	9	0.2
Transportation	99	3.9	97	3.9	(2)	0.0
Banks and other financial institutions	21	0.5	16	0.4	(5)	(0.1)
Other industries	41	0.4	32	0.3	(9)	(0.1)
Individuals	201	1.7	250	2.1	49	0.4

Total domestic	1,274	2.3	1,291	2.4	17	0.1
Foreign	130	1.4	118	1.3	(12)	(0.1)

Total impaired loans	¥1,404	2.2	¥1,409	2.2	¥5	0.0

Impaired loans increased by ¥5 billion, or 0.4%, from March 31, 2010 to ¥1,409 billion as of September 30, 2010. Domestic impaired loans increased by ¥17 billion due primarily to an increase in individuals amid a stalling in the improvements in the economy, offset in part by a decrease in services, as a result of an upgrade in the internal credit rating of a large borrower. Foreign impaired loans decreased by ¥12 billion due primarily to the translation impact of the strengthening of the Japanese yen.

The percentage of impaired loans within gross total loans as of September 30, 2010 was the same level compared to that as of March 31, 2010. The percentage of impaired loans net of allowance to gross total loans net of allowance increased from 0.83% as of March 31, 2010 to 0.92% as of September 30, 2010.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2010 and September 30, 2010:

	As of		Increase (decrease)
	March 31, 2010	September 30, 2010
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans (A)	¥435	¥410	¥(25)
Allowance for loan losses on other loans (B)	445	416	(29)
Total allowance for loan losses (C)	880	826	(54)
Impaired loans requiring an allowance for loan losses (D)	1,108	1,107	(1)
Impaired loans not requiring an allowance for loan losses (E)	296	302	6
Other loans (F)	62,457	62,504	47

Gross total loans (G)	¥63,861	¥63,913	¥52

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	39.26%	36.99%	(2.27)%
Percentage of allowance for loan losses on other loans against the balance of other loans (B)/(F)x100	0.71	0.67	(0.04)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.38	1.29	(0.09)

Allowance for loan losses decreased by ¥54 billion from March 31, 2010 to ¥826 billion as of September 30, 2010. Of such decrease, ¥29 billion was attributable to a decrease in the allowance for loan losses on other loans, due primarily to the improvement of obligor classifications, including as a result of our business revitalization support, of various corporate customers in the six months ended September 30, 2010, and ¥25 billion was attributable to a decrease in the allowance for loan losses on impaired loans, due primarily to a decrease in loans to intensive control obligors as a result of loan sales, upgrades and other factors. As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.09% to 1.29%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased by 2.27% to 36.99%.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2009 and 2010:

	Six months ended September 30,		Increase (decrease)
	2009	2010
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥870	¥880	¥10
Provision for loan losses	198	(5)	(203)
Charge-offs	149	57	(92)
Recoveries	18	20	2

Net charge-offs	131	37	(94)
Others(1)	(6)	(12)	(6)

Balance at end of six-month period	¥931	¥826	¥(105)

Note:

(1)	Others include primarily foreign exchange translation.

We recorded a credit for loan losses of ¥5 billion in the six months ended September 30, 2010 compared to a provision for loan losses of ¥198 billion in the six months ended September 30, 2009. The credit for loan losses was due mainly to the improvement of obligor classifications, including as a result of our business revitalization support, of various corporate customers in the six months ended September 30, 2010.

Charge-offs decreased by ¥92 billion from the six months ended September 30, 2009 to ¥57 billion for the six months ended September 30, 2010, and recoveries increased by ¥2 billion from the six months ended September 30, 2009 to ¥20 billion in the six months ended September 30, 2010.

Investments

The majority of our investments are available-for-sale securities and held-to-maturity securities which as of March 31, 2010 and September 30, 2010 were as follows:

	As of						Increase (decrease)
	March 31, 2010			September 30, 2010
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥34,508	¥34,517	¥9	¥33,525	¥33,613	¥88	¥(983)	¥(904)	¥79
Japanese government bonds	28,272	28,229	(43)	27,336	27,345	9	(936)	(884)	52
Other than Japanese government bonds	6,236	6,288	52	6,189	6,268	79	(47)	(20)	27
Equity securities (marketable)	2,007	3,284	1,277	2,042	2,840	798	35	(444)	(479)

Total	¥36,515	¥37,801	¥1,286	¥35,567	¥36,453	¥886	¥(948)	¥(1,348)	¥(400)

Held-to-maturity securities:
Debt securities
Japanese government bonds	¥600	¥604	¥4	¥901	¥913	¥12	¥301	¥309	¥8
Other than Japanese government bonds	3	3	0	3	3	0	0	0	0

Total	¥603	¥607	¥4	¥904	¥916	¥12	¥301	¥309	¥8

Available-for-sale securities decreased by ¥1,348 billion from March 31, 2010 to ¥36,453 billion as of September 30, 2010. This decrease was a result of a decrease in short-term Japanese government bonds and a decrease in equity securities due mainly to the decline in Japanese stock prices as of September 30, 2010 compared to March 31, 2010. Held-to-maturity securities increased by ¥301 billion from March 31, 2010 to ¥904 billion as of September 30, 2010. The increase was due primarily to an increase in Japanese government bonds due to our purchases during the six months period. See note 4 to our consolidated financial statements for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks decreased by ¥1,344 billion from March 31, 2010 to ¥2,055 billion as of September 30, 2010. The decrease was due to net cash used in operating activities of ¥2,148 billion and net cash used in investing activities of ¥443 billion offset in part by net cash provided by financing activities of ¥1,256 billion.

Liabilities

The following table shows our liabilities as of March 31, 2010 and September 30, 2010:

	As of		Increase (decrease)
	March 31, 2010	September 30, 2010
	(in billions of yen)
Deposits	¥86,776	¥86,323	¥(453)
Debentures	1,518	1,127	(391)
Due to trust accounts	1,025	592	(433)
Call money and funds purchased	5,786	5,494	(292)
Payables under repurchase agreements	12,076	12,308	232
Payables under securities lending transactions	6,825	6,467	(358)
Commercial paper	151	140	(11)
Other short-term borrowings	8,895	9,064	169
Trading account liabilities	19,402	20,470	1,068
Bank acceptances outstanding	51	41	(10)
Income taxes payable	18	17	(1)
Deferred tax liabilities	12	12	0
Accrued expenses	208	172	(36)
Long-term debt	8,482	8,709	227
Other liabilities	3,794	5,226	1,432

Total liabilities	¥155,019	¥156,162	¥1,143

Total liabilities increased by ¥1,143 billion from March 31, 2010 to ¥156,162 billion as of September 30, 2010. This increase was due primarily to an increase of ¥1,432 billion in other liabilities, primarily accounts payable to brokers, dealers and customers for securities transactions, and an increase of ¥1,068 billion in trading account liabilities, offset in part by a decrease of ¥693 billion in short-term borrowings and ¥453 billion in deposits. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2010 and September 30, 2010:

	As of		Increase (decrease)
	March 31, 2010	September 30, 2010
	(in billions of yen)
Domestic:
Non-interest-bearing deposits	¥11,101	¥10,211	¥(890)
Interest-bearing deposits	67,137	67,729	592

Total domestic deposits	78,238	77,940	(298)

Foreign:
Non-interest-bearing deposits	531	523	(8)
Interest-bearing deposits	8,007	7,860	(147)

Total foreign deposits	8,538	8,383	(155)

Total deposits	¥86,776	¥86,323	¥(453)

Deposits decreased by ¥453 billion from March 31, 2010 to ¥86,323 billion as of September 30, 2010. Domestic deposits decreased by ¥298 billion from March 31, 2010 to ¥77,940 billion as of September 30, 2010. Non-interest-bearing deposits, mainly from Japanese companies, decreased by ¥890 billion due primarily to normal seasonal effects such as payments of corporate tax and dividends, and interest-bearing deposits, mainly from individuals, increased by ¥592 billion. Foreign deposits decreased by ¥155 billion from March 31, 2010 to ¥8,383 billion as of September 30, 2010.

Debentures

Debentures decreased by ¥391 billion from March 31, 2010 to ¥1,127 billion as of September 30, 2010. In Japan, certain banks are entitled to issue discount and coupon debentures in the domestic market under applicable banking laws. Mizuho Corporate Bank and Mizuho Bank benefit from such entitlement originally held by The Industrial Bank of Japan, one of our predecessor banks. While the two bank subsidiaries have this entitlement through March 2012, we have been reducing our reliance on debentures in recent years and are shifting to other sources of financing, including mainly bonds. See “—Liquidity.”

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2010 and September 30, 2010:

	As of						Increase (decrease)
	March 31, 2010			September 30, 2010
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥1,025	¥—	¥1,025	¥592	¥—	¥592	¥(433)	¥—	¥(433)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	14,783	9,904	24,687	12,302	11,967	24,269	(2,481)	2,063	(418)
Commercial paper	92	59	151	96	44	140	4	(15)	(11)
Other short-term borrowings	8,590	305	8,895	8,951	113	9,064	361	(192)	169

Total short-term borrowings	¥24,490	¥10,268	¥34,758	¥21,941	¥12,124	¥34,065	¥(2,549)	¥1,856	¥(693)

Short-term borrowings decreased by ¥693 billion from the end of the previous fiscal year to ¥34,065 billion as of September 30, 2010. Domestic short-term borrowings decreased by ¥2,549 billion due mainly to a decrease in payables under repurchase agreements, whereas foreign short-term borrowings increased by ¥1,856 billion due primarily to an increase in payables under repurchase agreements.

Equity

The following table shows a breakdown of equity as of March 31, 2010 and September 30, 2010:

	As of		Increase (decrease)
	March 31, 2010	September 30, 2010
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥536	¥523	¥(13)
Common stock	4,324	5,095	771
Accumulated deficit	(2,325)	(2,036)	289
Accumulated other comprehensive income, net of tax	436	191	(245)
Treasury stock, at cost	(5)	(3)	2

Total MHFG shareholders’ equity	2,966	3,770	804
Noncontrolling interests	366	366	0

Total equity	¥3,332	¥4,136	¥804

Equity increased by ¥804 billion from March 31, 2010 to ¥4,136 billion as of September 30, 2010 due mainly to an increase in common stock and a decrease in accumulated deficit, offset in part by a decrease in accumulated other comprehensive income, net of tax.

Common stock increased by ¥771 billion from the end of the previous fiscal year to ¥5,095 billion as of September 30, 2010 primarily as a result of the issuance of new shares of common stock through a global offering in July 2010 and through the conversion of preferred stock. See “—Recent Developments—Developments Relating to Our Capital” for a further description of the global offering.

Accumulated deficit decreased by ¥289 billion from the end of the previous fiscal year to ¥2,036 billion as of September 30, 2010. This decrease was due primarily to net income of ¥423 billion for the six months ended September 30, 2010 offset in part by dividend payments of ¥135 billion.

Accumulated other comprehensive income, net of tax decreased by ¥245 billion from the end of the previous fiscal year to ¥191 billion as of September 30, 2010 due primarily to a decrease in unrealized net gains on available-for-sale securities of ¥225 billion.

Preferred stock decreased by ¥13 billion from the end of the previous fiscal year to ¥523 billion as of September 30, 2010 as a result of the conversion of preferred stock to common stock.

Treasury stock decreased by ¥2 billion from ¥5 billion at the end of the previous fiscal year to ¥3 billion as of September 30, 2010 due primarily to reissuance from treasury stock related to stock-based compensation.

Noncontrolling interests as of September 30, 2010 was the same level compared to as of the end of the previous fiscal year.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets or changes in general domestic or international conditions.

Deposits and debentures, based on our broad customer base and brand recognition in Japan, have been our primary sources of liquidity. Our total deposits and debentures decreased by ¥844 billion, or 1.0%, from the end of the previous fiscal year to ¥87,450 billion as of September 30, 2010. As shown in the following table, our average balance of deposits and debentures combined for the six months ended September 30, 2010 exceeded our average balance of loans for the same period by ¥23,603 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Average balance for the six months ended September 30, 2010
(in billions of yen)
Loans	¥63,594	Deposits	¥85,853
		Debentures	1,344

We will no longer be able to issue debentures beginning April 2012 due to applicable regulations. Mizuho Corporate Bank ceased issuing debentures, which were issued mainly to institutional investors, in April 2006 and started to issue senior straight bonds each quarter. We also ceased all new issuances of debentures by Mizuho Bank through its retail branch network in April 2007. The balance of our debentures has been decreasing significantly in recent years as a result.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreement. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt mainly for purposes of enhancing our capital adequacy ratios. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of December 31, 2010:

As of December 31, 2010
	S&P			Moody’s
	Long-term	Short-term	Fundamental strength	Long-term	Short-term	Financial strength
Mizuho Corporate Bank	A+	A-1	B	Aa3	P-1	D+
Mizuho Bank	A+	A-1	B	Aa3	P-1	D+
Mizuho Trust & Banking	A+	A-1	B	Aa3	P-1	D+

We source our funding in foreign currencies primarily from foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, new guidelines were implemented by the Financial Services Agency to comply with the capital adequacy requirements set by BIS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital by risk-weighted assets. With respect to the calculation of risk-weighted assets, Mizuho Financial Group adopted the advanced internal ratings-based approach (“AIRB approach”) instead of the foundation internal ratings-based approach (“FIRB approach”) in the fiscal year ended March 31, 2009. Under the AIRB approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as the probability of default and loss given default, which are derived from our own internal credit experience. Under the FIRB approach, only the probability of default was derived by our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Mizuho Financial Group adopted the advanced measurement approach (“AMA” approach) instead of the standardized approach (“TSA” approach) as of September 30, 2009 for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors (“BEICFs”).

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations.

In the wake of the recent global financial crisis, in December 2009, the Basel Committee on Banking Supervision issued a package of proposals on measures to strengthen global bank capital. In December 2010, the Basel Committee issued the Basel III rules text, which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision and endorsed by the G20 Leaders at their November Seoul summit. The rules text presents the details of the Basel III Framework, which covers both microprudential and macroprudential elements. The Framework sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The standards will be phased in gradually. The discussion on the additional loss-absorbing capacity beyond the Basel III standard for systematically important financial institutions (“SIFIs”) is ongoing. The Basel

Committee is scheduled to complete its review of this issue by mid-2011. Unless otherwise specified, the regulatory capital information set forth in this “—Capital Adequacy” is based on the current Basel II rules.

It has become increasingly important for financial institutions to strengthen their capital base amid the ongoing global discussions on the revision of capital regulations. Therefore, as our medium-term target, we aim to increase our consolidated Tier 1 capital ratio to 12% level and our prime capital ratio (as defined in “—Capital Adequacy—Prime Capital” below) to 8% or above, each based on currently applicable capital regulations, and as of September 30, 2010, our consolidated Tier 1 capital ratio and our prime capital ratio were 11.78% and 8.10%, which reflect the common stock issuance in July 2010 and the consolidated net income earned in the six months ended September 30, 2010.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2010 and September 30, 2010 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2010	September 30, 2010
	(in billions of yen, except percentages)
Tier 1 capital	¥5,173.4	¥6,260.1	¥1,086.6
Tier 2 capital included as qualifying capital	2,725.4	2,262.9	(462.4)
Deductions for total risk-based capital	(240.8)	(342.4)	(101.5)

Total risk-based capital	¥7,658.0	¥8,180.7	¥522.6

Risk-weighted assets	¥56,863.2	¥53,121.1	¥(3,742.0)
Tier 1 capital ratio	9.09%	11.78%	2.69%
Required Tier 1 ratio	4.00	4.00	—
Capital adequacy ratio	13.46	15.40	1.94
Required capital adequacy ratio	8.00	8.00	—

Our capital adequacy ratio as of September 30, 2010 was 15.40%, an increase of 1.94% compared to March 31, 2010. Our Tier 1 capital ratio as of September 30, 2010 was 11.78%, an increase of 2.69% compared to March 31, 2010. The increases were due mainly to an increase in Tier 1 capital as well as a decrease in risk-weighted assets. Tier 1 capital increased due mainly to the issuance of common stock in July 2010 and net income for the six months ended September 30, 2010. Risk-weighted assets decreased due mainly to a decrease in the balance of loans to corporate customers. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2010.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2010 and September 30, 2010:

	As of		Increase (decrease)
	March 31, 2010	September 30, 2010
	(in billions of yen)
Tier 1 capital:
Common stock and preferred stock	¥1,805.5	¥2,181.3	¥375.8
Capital surplus	552.1	937.6	385.5
Retained earnings	854.6	1,060.6	205.9
Minority interest in consolidated subsidiaries	2,289.0	2,279.7	(9.3)
Treasury stock	(5.1)	(3.1)	1.9
Dividends, etc.	(134.9)	—	134.9
Unrealized losses on other securities	—	—	—
Foreign currency translation adjustments	(92.6)	(100.3)	(7.7)
Other	(95.1)	(95.6)	(0.4)

Total Tier 1 capital	5,173.4	6,260.1	1,086.6

Tier 2 capital:
45% of unrealized gains on other securities	122.6	48.4	(74.1)
45% of revaluation reserve for land	106.7	106.4	(0.3)
General reserve for possible losses on loans, etc.	5.4	4.5	(0.8)
Debt capital, etc.	2,490.5	2,103.4	(387.0)

Total Tier 2 capital	2,725.4	2,262.9	(462.4)

Tier 2 capital included as qualifying capital	2,725.4	2,262.9	(462.4)

Deductions for total risk-based capital	(240.8)	(342.4)	(101.5)

Total risk-based capital	¥7,658.0	¥8,180.7	¥522.6

Our Tier 1 capital increased by ¥1,086.6 billion from ¥5,173.4 billion as of March 31, 2010 to ¥6,260.1 billion as of September 30, 2010. This increase was due mainly to the issuance of common stock of ¥751.6 billion and an increase in retained earnings as a result of net income of ¥341.7 billion for the six months ended September 30, 2010.

Minority interest in consolidated subsidiaries included within our Tier 1 capital includes non-dilutive preferred securities issued by our overseas special purpose companies to investors. As of September 30, 2010, the amount of minority interest in consolidated subsidiaries within our Tier 1 capital that was attributable to such non-dilutive preferred securities was ¥1,919.1 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Tier 1 capital as of September 30, 2010 and the total amount of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Amount of non-dilutive preferred securities included within Tier 1 capital as of September 30, 2010
	(in billions of yen)
June 2011	¥57.1	(1)
June 2012	171.0
June 2014	210.7	(2)
June 2015	452.5
June 2016	450.2	(3)
June 2018	274.5
June 2019	303.0

Notes:

(1)	Denominated in euros (€500.0 million).
(2)	Denominated in yen (¥139.5 billion) and dollars ($850.0 million).
(3)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

The following table shows the outstanding balances of preferred stock and non-dilutive preferred securities included in our Tier 1 capital as of the dates indicated:

	As of March 31,					As of September 30,
	2008	2009		2010		2010
	(in billions of yen, except percentages)
Preferred stock	¥980.4	¥948.6	(1)	¥535.9	(1)	¥522.6	(1)(2)
Non-dilutive preferred securities	1,539.7	1,886.8		1,937.8		1,919.1
Percentage of preferred stock and non-dilutive preferred securities within Tier 1 capital	51.6%	75.3%		47.8%		39.0%

Notes:

(1)	Excluding treasury stock.
(2)	During the period from October 1, 2010 to December 31, 2010, holders of our eleventh series class XI preferred stock converted 13,000,000 shares (or ¥13.0 billion) by requesting us to acquire the preferred stock and issue common stock to them.

Our Tier 2 capital included as qualifying capital as of September 30, 2010 was ¥2,262.9 billion, a decrease of ¥462.4 billion compared to March 31, 2010. The decrease was due mainly to a net decrease in debt capital.

As a result of the above, together with deductions of ¥342.4 billion, total risk-based capital as of September 30, 2010 was ¥8,180.7 billion, an increase of ¥522.6 billion compared to March 31, 2010.

Prime Capital

Alongside the regulatory capital requirements supervised by the Financial Service Agency, we calculate and monitor “prime capital” as our important management indicator. Prime capital represents capital items within Tier 1 capital with a stronger capability to absorb losses. Prime capital is calculated as Tier 1 capital less the sum of the preferred securities and preferred stock (excluding mandatory convertible preferred stock), and prime capital ratio is the ratio of prime capital against risk-weighted assets. As our medium-term target, we aim to increase our prime capital ratio, based on currently applicable capital regulation, to 8% or above.

Prime capital differs in certain respects from common equity Tier 1 as set forth in the Basel III rules text issued by the Basel Committee in December 2010.

The following table shows a breakdown of our capital items as of March 31, 2010 and September 30, 2010:

	As of
	March 31, 2010	September 30, 2010
	(in billions of yen, except percentages)
Tier 1 capital (i)	¥5,173.4	¥6,260.1
Preferred stock (ii)	535.9	522.6
Mandatory convertible preferred stock (iii)	499.2	486.0
Preferred securities (iv)	1,937.8	1,919.1
Prime capital (i) - (ii) + (iii) - (iv)	3,198.9	4,304.3
Risk-weighted assets	56,863.2	53,121.1
Tier 1 capital ratio	9.09%	11.78%
Prime capital ratio	5.62%	8.10%

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2010 and September 30, 2010:

	As of		Increase (decrease)
	March 31, 2010	September 30, 2010
	(in billions of yen)
Risk-weighted assets:
On-balance-sheet items	¥42,796.2	¥39,658.3	¥(3,137.9)
Off-balance-sheet items	9,112.4	8,638.7	(473.6)

Credit risk assets	51,908.7	48,297.1	(3,611.6)
Market risk equivalent assets	1,297.9	1,335.3	37.3
Operational risk equivalent assets	3,656.5	3,488.7	(167.7)
Adjusted floor amount	—	—	—

Total	¥56,863.2	¥53,121.1	¥(3,742.0)

Risk-weighted assets as of September 30, 2010 were ¥53,121.1 billion, representing a decrease of ¥3,742.0 billion compared to March 31, 2010. Credit risk assets decreased by ¥3,611.6 billion to ¥48,297.1 billion due mainly to a decrease in domestic corporate loans as well as foreign exchange translation impact on overseas loans. Market risk equivalent assets increased by ¥37.3 billion to ¥1,335.3 billion, and operational risk equivalent assets decreased by ¥167.7 billion to ¥3,488.7 billion.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries as of March 31, 2010 and September 30, 2010 on a consolidated basis calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2010	September 30, 2010
Mizuho Corporate Bank
BIS standard:
Tier 1 capital ratio	12.57%	14.38%	1.81%
Capital adequacy ratio	16.00	17.15	1.15

Mizuho Bank (1)
Domestic standard:
Tier 1 capital ratio	7.74	8.40	0.66
Capital adequacy ratio	12.88	13.01	0.13
BIS standard:
Tier 1 capital ratio	7.69	8.32	0.63
Capital adequacy ratio	12.83	12.91	0.08

Mizuho Trust & Banking
BIS standard:
Tier 1 capital ratio	10.07	11.21	1.14
Capital adequacy ratio	15.73	16.88	1.15

Note:

(1)	BIS standards apply only to banks with international operations. Because Mizuho Bank does not operate overseas, it is subject solely to domestic capital adequacy requirements. As such, information based on the BIS standards is included for reference purposes only.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2010.

Our securities subsidiaries in Japan are also subject to the capital adequacy rules of the Financial Services Agency under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. We believe, as of September 30, 2010, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

See note 14 “Commitments and contingencies” and note 15 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this report.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2010	September 30, 2010
	(in millions of yen)
Assets:
Cash and due from banks	3,399,459	2,055,064
Interest-bearing deposits in other banks	2,027,054	1,749,423
Call loans and funds sold	607,017	293,588
Receivables under resale agreements	7,131,621	8,389,558
Receivables under securities borrowing transactions	5,744,901	6,376,329
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥7,750,764 million at March 31, 2010 and ¥9,189,141 million at September 30, 2010) (Note 16)	31,527,969	35,125,356
Investments (Notes 4 and 16):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥3,766,797 million at March 31, 2010 and ¥1,755,526 million at September 30, 2010)	37,801,365	36,453,119
Held-to-maturity securities	603,379	903,613
Other investments	847,928	932,412
Loans (Notes 5, 6 and 16)	63,782,851	63,837,121
Allowance for loan losses	(879,433)	(825,952)

Loans, net of allowance	62,903,418	63,011,169
Premises and equipment—net	1,047,917	1,080,416
Due from customers on acceptances	51,010	40,866
Accrued income	265,747	244,480
Goodwill (Note 16)	15,016	7,817
Intangible assets (Note 3)	80,994	78,398
Deferred tax assets	826,157	796,992
Other assets (Notes 5 and 16)	3,470,504	2,759,071

Total assets	158,351,456	160,297,671

The following table presents certain assets of consolidated VIEs, which are included in the consolidated balance sheets above. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs on the following page, and are in excess of those obligations.

	March 31, 2010	September 30, 2010
	(in millions of yen)
Assets of consolidated VIEs
Cash and due from banks	55,123	39,863
Interest-bearing deposits in other banks	26,048	10,092
Trading account assets	526,555	711,328
Investments	46,446	211,138
Loans, net of allowance	2,342,957	2,350,951
Other	50,543	43,077

Total assets	3,047,672	3,366,449

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2010	September 30, 2010
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	11,100,878	10,211,303
Interest-bearing deposits	67,136,833	67,728,512
Foreign:
Noninterest-bearing deposits	530,818	523,382
Interest-bearing deposits	8,007,722	7,859,617
Debentures	1,517,798	1,127,528
Due to trust accounts	1,025,431	592,205
Call money and funds purchased	5,786,370	5,493,655
Payables under repurchase agreements	12,075,799	12,307,659
Payables under securities lending transactions	6,824,807	6,467,431
Commercial paper	150,834	140,617
Other short-term borrowings	8,894,961	9,063,853
Trading account liabilities (Note 16)	19,402,556	20,470,306
Bank acceptances outstanding	51,010	40,866
Income taxes payable	17,753	16,357
Deferred tax liabilities	11,705	11,578
Accrued expenses	207,677	171,964
Long-term debt (including liabilities accounted for at fair value of ¥353,604 million at March 31, 2010 and ¥520,427 million at September 30, 2010) (Note 16)	8,482,434	8,709,064
Other liabilities (Note 16)	3,794,052	5,225,987

Total liabilities	155,019,438	156,161,884

Commitments and contingencies (Note 14)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 7)	535,971	522,696
Common stock (Note 7)—no par value, authorized 24,115,759,000 shares at March 31, 2010, and 24,115,759,000 shares at September 30, 2010, and issued 15,494,397,690 shares at March 31, 2010, and 21,539,573,760 shares at September 30, 2010	4,324,705	5,095,413
Accumulated deficit	(2,325,109)	(2,036,176)
Accumulated other comprehensive income, net of tax	435,832	191,493
Less: Treasury stock, at cost—Common stock 9,397,093 shares at March 31, 2010, and 5,644,103 shares at September 30, 2010	(5,184)	(3,195)

Total MHFG shareholders’ equity	2,966,215	3,770,231
Noncontrolling interests	365,803	365,556

Total equity	3,332,018	4,135,787

Total liabilities and equity	158,351,456	160,297,671

The following table presents certain liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2010	September 30, 2010
	(in millions of yen)
Liabilities of consolidated VIEs
Commercial paper	150,834	140,617
Other short-term borrowings	4,489	4,054
Trading account liabilities	9,155	3,242
Long-term debt	112,556	353,452
Other	189,749	768,817

Total liabilities	466,783	1,270,182

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2009	2010
	(in millions of yen)
Interest and dividend income:
Loans, including fees	580,481	477,896
Investments:
Interest	104,581	92,121
Dividends	35,667	36,864
Trading account assets	100,833	105,024
Call loans and funds sold	1,599	2,440
Receivables under resale agreements and securities borrowing transactions	25,681	22,606
Deposits	4,662	3,737

Total interest and dividend income	853,504	740,688

Interest expense:
Deposits	112,185	71,460
Debentures	6,714	3,987
Trading account liabilities	9,784	19,484
Call money and funds purchased	7,668	4,504
Payables under repurchase agreements and securities lending transactions	26,417	32,811
Other short-term borrowings	14,135	6,843
Long-term debt	104,042	96,613

Total interest expense	280,945	235,702

Net interest income	572,559	504,986
Provision (credit) for loan losses (Notes 5 and 6)	197,634	(4,765)

Net interest income after provision (credit) for loan losses	374,925	509,751

Noninterest income:
Fees and commissions	285,659	285,754
Foreign exchange gains (losses)—net	(16,978)	23,703
Trading account gains—net	217,597	399,163
Investment gains—net (Note 4)	41,237	79,996
Gains on disposal of premises and equipment	6,649	6,564
Other noninterest income (Notes 3 and 17)	184,408	44,918

Total noninterest income	718,572	840,098

Noninterest expenses:
Salaries and employee benefits (Note 12)	299,391	279,891
General and administrative expenses	245,238	246,259
Impairment of goodwill (Note 16)	—	7,199
Occupancy expenses	84,589	84,041
Fees and commission expenses	48,070	52,342
Provision (credit) for losses on off-balance-sheet instruments	(20,925)	(8,268)
Other noninterest expenses (Notes 5, 13, and 17)	129,611	53,165

Total noninterest expenses	785,974	714,629

Income before income tax expense (benefit)	307,523	635,220
Income tax expense (benefit)	(164,562)	196,659

Net income	472,085	438,561
Less: Net income attributable to noncontrolling interests	37,538	16,044

Net income attributable to MHFG shareholders	434,547	422,517

	(in yen)
Earnings per common share (Note 10):
Basic net income per common share	34.10	23.68

Diluted net income per common share	28.46	21.57

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2009	2010
	(in millions of yen)
Preferred stock (Note 7):
Balance at beginning of period	948,641	535,971
Change during period	(317,665)	(13,275)

Balance at end of period	630,976	522,696

Common stock (Note 7):
Balance at beginning of period, previously reported	3,386,792	4,324,705
Cumulative effect of change in accounting principles (Notes 2 and 15)	—	334
Balance at beginning of period, adjusted	3,386,792	4,325,039
Issuance of new shares of common stock	533,888	757,937
Issuance of new shares of common stock by conversion of preferred stock	317,665	13,275
Gains (losses) on sales of treasury stock	(661)	(1,315)
Stock-based compensation	1,119	477
Change in ownership interest in consolidated subsidiaries	(9,498)	—

Balance at end of period	4,229,305	5,095,413

Accumulated deficit:
Balance at beginning of period, previously reported	(3,293,692)	(2,325,109)
Cumulative effect of change in accounting principles, net of tax (Notes 2, 4 and 15)	99,910	1,382
Balance at beginning of period, adjusted	(3,193,782)	(2,323,727)
Net income	434,547	422,517
Dividends declared	(131,015)	(134,966)

Balance at end of period	(2,890,250)	(2,036,176)

Accumulated other comprehensive income, net of tax:
Unrealized net gains on available-for-sale securities (Note 4):
Balance at beginning of period, previously reported	348,789	755,010
Cumulative effect of change in accounting principles (Notes 2, 4 and 15)	(99,910)	(6,273)
Balance at beginning of period, adjusted	248,879	748,737
Change during period	380,874	(225,039)

Balance at end of period	629,753	523,698

Foreign currency translation adjustments:
Balance at beginning of period	(166,575)	(150,204)
Change during period	6,534	(17,602)

Balance at end of period	(160,041)	(167,806)

Pension liability adjustments:
Balance at beginning of period	(371,690)	(168,974)
Change during period	19,378	4,575

Balance at end of period	(352,312)	(164,399)

Balance at end of period	117,400	191,493

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)—(Continued)

	Six months ended September 30,
	2009	2010
	(in millions of yen)
Treasury stock, at cost:
Balance at beginning of period	(6,218)	(5,184)
Purchases of treasury stock	(3)	(1)
Disposal of treasury stock	1,037	1,990

Balance at end of period	(5,184)	(3,195)

Total MHFG shareholders’ equity	2,082,247	3,770,231

Noncontrolling interests:
Balance at beginning of period, previously reported	191,133	365,803
Cumulative effect of change in accounting principles (Notes 2 and 15)	—	(366)
Balance at beginning of period, adjusted	191,133	365,437
Effect of business combination (Note 3)	151,584	—
Effect of increase/decrease in consolidated subsidiaries	(21,770)	(5,372)
Dividends paid to noncontrolling interests	(3,796)	(4,424)
Net income attributable to noncontrolling interests	37,538	16,044
Unrealized net gains on available-for-sale securities attributable to noncontrolling interests	12,243	(4,416)
Foreign currency translation adjustments attributable to noncontrolling interests	(435)	(1,882)
Pension liability adjustments attributable to noncontrolling interests	1,207	169

Balance at end of period	367,704	365,556

Total equity	2,449,951	4,135,787

Comprehensive income (loss):
Net income	472,085	438,561
Other comprehensive income (loss)	421,404	(244,195)

Total comprehensive income	893,489	194,366
Less: Total comprehensive income attributable to noncontrolling interests	50,554	9,915

Total comprehensive income attributable to MHFG shareholders	842,935	184,451

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2009	2010
	(in millions of yen)
Cash flows from operating activities:
Net income	472,085	438,561
Less: Net income attributable to noncontrolling interests	37,538	16,044

Net income attributable to MHFG shareholders	434,547	422,517
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	76,480	82,826
Provision (credit) for loan losses	197,634	(4,765)
Investment losses (gains)—net	(41,237)	(79,996)
Foreign exchange losses (gains)—net	(32,832)	(67,747)
Deferred income tax expense (benefit)	(175,373)	185,225
Net change in trading account assets	(2,004,459)	(3,983,849)
Net change in trading account liabilities	(665,218)	1,379,540
Net change in loans held for sale	5,217	22,334
Net change in accrued income	22,193	17,425
Net change in accrued expenses	(19,968)	(34,043)
Other—net	177,550	(87,007)

Net cash used in operating activities	(2,025,466)	(2,147,540)

Cash flows from investing activities:
Proceeds from sales of available-for-sale securities	17,597,732	39,404,646
Proceeds from maturities of available-for-sale securities	7,045,928	6,807,904
Purchases of available-for-sale securities	(31,158,815)	(43,696,109)
Proceeds from maturities of held-to-maturity securities	65,302	—
Purchases of held-to-maturity securities	(300,403)	(300,310)
Proceeds from sales of other investments	9,043	66,088
Purchases of other investments	(58,962)	(36,139)
Proceeds from sales of loans	159,551	160,035
Net change in loans	6,605,631	(603,524)
Net change in interest-bearing deposits in other banks	636,022	107,630
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(1,930,780)	(2,254,705)
Proceeds from sales of premises and equipment	173	66
Purchases of premises and equipment	(105,492)	(98,166)
Cash and due from banks acquired in business combination (Note 3)	118,703	—

Net cash used in investing activities	(1,316,367)	(442,584)

Cash flows from financing activities:
Net change in deposits	(2,738,586)	252,381
Net change in debentures	(383,017)	(390,270)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	6,050,359	583,157
Net change in due to trust accounts	59,196	(18,309)
Net change in commercial paper and other short-term borrowings	(244,811)	181,698
Proceeds from issuance of long-term debt	1,071,898	562,929
Repayment of long-term debt	(873,780)	(535,505)
Proceeds from noncontrolling interests	1,267	1,031
Payment to noncontrolling interests	(10,368)	(577)
Proceeds from issuance of common stock	533,888	757,937
Proceeds from sales of treasury stock	3	4
Purchases of treasury stock	(3)	(1)
Dividends paid	(130,113)	(133,659)
Dividends paid to noncontrolling interests	(3,796)	(4,424)

Net cash provided by financing activities	3,332,137	1,256,392

Effect of exchange rate changes on cash and due from banks	1,354	(10,663)

Net decrease in cash and due from banks	(8,342)	(1,344,395)
Cash and due from banks at beginning of period	2,732,912	3,399,459

Cash and due from banks at end of period	2,724,570	2,055,064

Supplemental disclosure of cash flow information:
Noncash investing activities:
Transfer from loans into other investments	2,222	—
Investment in capital leases	821	8,079
Noncash assets acquired and liabilities assumed at fair value in business combination (Note 3):
Noncash assets acquired at fair value	2,200,521	—
Noncash liabilities assumed at fair value	2,025,753	—

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 17 “Business segment information”.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. The consolidated financial statements also include the accounts of the variable interest entities (“VIEs”) for which MHFG or its subsidiaries have been determined to be the primary beneficiary under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investments in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains—net.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2010.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140” (“SFAS No.166”), which is now included in ASC 860, “Transfers and Servicing” (“ASC 860”). The statement requires more information about transfers of financial assets, including securitization transactions, where enterprises have continuing exposure to the risks related to the transferred financial assets. The statement eliminates the concept of qualifying special-purpose entity (“SPE”) and modifies the requirements for derecognizing financial assets. The statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

In June 2009, the FASB issued SFAS No.167, “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”), which is now included in ASC 810. The statement provides new guidance on how an enterprise determines whether the enterprise’s variable interests give it a controlling financial interest in VIEs. The determination is based on, among other things, VIE’s purpose and design, an enterprise’s ability to direct the activities of the VIE that most significantly impact the entity’s economic performance, and if an enterprise has the obligation to absorb losses of or the right to receive benefits from the VIE that could be significant. The statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. In February 2010, the FASB issued Accounting Standards Update (“ASU”) No.2010-10, “Consolidation (Topic 810)—Amendments for Certain Investment Funds” (“ASU No.2010-10”). The ASU provides that the consolidation requirements of SFAS No.167 are deferred for an entity that has all the attributes of an investment company (or similar entity). On April 1, 2010, The MHFG Group adopted SFAS No.167, together with SFAS No.166, which primarily resulted in the consolidation of certain former qualifying SPEs, guaranteed principal money trust products and collateral loan obligations (“CLO”) where the MHFG Group acts as an asset manager. The adoption of the statements resulted in an increase to the beginning balance of additional paid-in capital included in Common stock of ¥334 million, and a decrease to the beginning balance of Accumulated deficit and Accumulated other comprehensive income of ¥1,382 million and ¥6,273 million, respectively.

In January 2010, the FASB issued ASU No.2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements” (“ASU No.2010-06”). The ASU provides amendments to ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”) that require new disclosures regarding (1) transfers in and out of Levels 1 and 2 and (2) more detailed activity in Level 3. The ASU also provides amendments to ASC 820 that clarify existing disclosures regarding (1) level of disaggregation and (2) inputs and valuation techniques. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures related to the activity in Level 3, which do not become effective until fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. ASU No.2010-06 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In March 2010, the FASB issued ASU No.2010-11, “Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives” (“ASU No.2010-11”). The ASU clarifies the scope exception for embedded credit derivative features related to the transfer of credit risk, which are subject to potential bifurcation, and indicate circumstances which do not qualify for the scope exception. The ASU is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. Early adoption is permitted. The MHFG Group does not expect that the adoption of ASU No.2010-11 will have a material impact on its consolidated results of operations or financial condition.

In July 2010, the FASB issued ASU No.2010-20, “Receivables (Topic 310)—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No.2010-20”). The ASU requires disclosures that facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses, and (3) the changes and reasons for those changes in the allowance for credit losses. The new disclosures required include (1) aging of past due receivables, (2) credit quality indicators, and (3) modifications of financing receivables. It is also required that the certain existing disclosures should be provided on a disaggregated basis. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, whereas the disclosures about activity that occurs during

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. ASU No.2010-20 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No.2010-28, “Intangibles—Goodwill and Other (Topic 350)—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU No.2010-28”). The ASU requires Step 2 of the impairment test should be performed in circumstances where the carrying amount of a reporting unit is zero or negative and there are qualitative factors that indicate it is more likely than not that a goodwill impairment exists. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The MHFG Group does not expect that the adoption of ASU No.2010-28 will have a material impact on its consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No.2010-29, “Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU No.2010-29”). The ASU clarifies that, if a reporting entity presents comparative financial statements, the pro forma revenue and earnings of the combined entity should be reported as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. ASU No.2010-29 is an accounting principle which clarifies disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

3. Business Combination

Shinko Securities Co., Ltd. (“Shinko”) was a broker and dealer in securities and an equity method affiliate of the MHFG Group in which the Group owned 27.32 percent of the voting equity interests immediately before the business combination. On May 7, 2009, MHFG exchanged 30.30 percent of the voting equity interests in Mizuho Securities Co., Ltd. (“MHSC”) for 32.19 percent of the voting equity interests in Shinko and merged the two entities, in order to strengthen the Group’s securities arm so it is more competitive in a market with high uncertainty, improve its service providing capabilities and enable it to offer financial services to clients on a global basis.

This transaction was accounted for as a bargain purchase because the opening market price of Shinko’s common shares on the acquisition date was less than the fair value of net assets per common share. As a result, a pretax gain of ¥106,310 million is recorded in Other noninterest income during the six months ended September 30, 2009.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes the consideration paid for Shinko and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interests in Shinko.

At May 7, 2009
(in millions of yen)
Consideration
Equity instruments (3,451,755 common shares of MHSC)	58,600

Fair value of total consideration transferred	58,600
Fair value of MHFG’s equity interests in Shinko held before the business combination	49,265

107,865

Recognized amounts of identifiable assets acquired
Cash and due from banks	118,725
Interest-bearing deposits in other banks	32,344
Receivables under securities borrowing transactions	831,839
Trading account assets	1,008,004
Investments	98,937
Loans	14,248
Premises and equipment	57,004
Accrued income	7,462
Intangible assets (Note)	73,949
Other assets	76,734
Recognized amounts of identifiable liabilities assumed
Call money and funds purchased	41,000
Payables under repurchase agreements	27,111
Payables under securities lending transactions	745,131
Other short-term borrowings	357,813
Trading account liabilities	671,841
Income taxes payable	490
Deferred tax liabilities	25,633
Accrued expenses	5,777
Long-term debt	75,795
Other liabilities	75,162

Total identifiable net assets	293,493

Noncontrolling interests in Shinko	79,318
Gain on the bargain purchase	106,310

107,865

Note:	Amounts represent customer relationships subject to amortization, of which the weighted-average amortization period is 16 years.

The fair value of the 3,451,755 common shares of MHSC as the consideration paid for Shinko (¥58,600 million) and the noncontrolling interests in Shinko (¥79,318 million) were determined on the basis of the opening market price of Shinko’s common shares on the acquisition date.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The MHFG Group recognized a gain of ¥364 million as a result of remeasuring to fair value its 27.32 percent of the voting equity interests in Shinko held before the business combination. The gain is included in Other noninterest income in the Group’s consolidated statements of income for the six months ended September 30, 2009.

The revenue and earnings of Shinko since the acquisition date included in the Group’s consolidated statements of income for the six months ended September 30, 2009 are not material. Furthermore, the revenue and earnings of the MHFG Group, other than a gain on the bargain purchase described above, would not differ significantly from those reported in the consolidated statements of income if the business combination had occurred as of April 1, 2008 or April 1, 2009.

4. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2010 and September 30, 2010 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
March 31, 2010
Available-for-sale securities:
Debt securities:
Japanese government bonds	28,271,986	21,826	65,023	28,228,789
Japanese local gov’t bonds	154,897	2,065	115	156,847
U.S. Treasury bonds	112,680	57	327	112,410
Other foreign gov’t bonds	318,167	1,324	32	319,459
Agency mortgage-backed securities (Note)	530,204	5,386	600	534,990
Residential mortgage-backed securities	1,008,367	11,039	8,716	1,010,690
Commercial mortgage-backed securities	674,964	2,870	27,660	650,174
Japanese corporate bonds	2,396,898	45,511	8,474	2,433,935
Japanese other debt securities	326,411	8,190	460	334,141
Foreign corporate bonds and other debt securities	713,613	30,949	8,577	735,985
Equity securities (marketable)	2,007,370	1,280,501	3,926	3,283,945

Total	36,515,557	1,409,718	123,910	37,801,365

Held-to-maturity securities:
Debt securities:
Japanese government bonds	600,456	4,413	394	604,475
Japanese corporate bonds	2,923	14	—	2,937

Total	603,379	4,427	394	607,412

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
September 30, 2010
Available-for-sale securities:
Debt securities:
Japanese government bonds	27,335,840	40,705	31,794	27,344,751
Japanese local gov’t bonds	191,494	4,935	1	196,428
U.S. Treasury bonds	63,379	2,018	—	65,397
Other foreign gov’t bonds	276,989	1,388	49	278,328
Agency mortgage-backed securities (Note)	610,955	13,996	165	624,786
Residential mortgage-backed securities	876,831	17,382	5,198	889,015
Commercial mortgage-backed securities	569,339	2,033	27,530	543,842
Japanese corporate bonds	2,808,278	53,742	2,644	2,859,376
Japanese other debt securities	221,799	1,253	134	222,918
Foreign corporate bonds and other debt securities	570,014	23,970	5,468	588,516
Equity securities (marketable)	2,041,770	867,039	69,047	2,839,762

Total	35,566,688	1,028,461	142,030	36,453,119

Held-to-maturity securities:
Debt securities:
Japanese government bonds	900,698	12,391	—	913,089
Japanese corporate bonds	2,915	11	—	2,926

Total	903,613	12,402	—	916,015

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥57,539 million and ¥477,451 million, respectively, at March 31, 2010, and ¥111,163 million and ¥513,623 million, respectively, at September 30, 2010. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at September 30, 2010 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final or contractual maturities.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(in millions of yen)
Due in one year or less	14,884,927	14,894,343	1,906	1,910
Due after one year through five years	13,136,812	13,162,920	901,707	914,105
Due after five years through ten years	3,550,732	3,554,964	—	—
Due after ten years	1,952,447	2,001,130	—	—

Total	33,524,918	33,613,357	903,613	916,015

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2010 and September 30, 2010:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
March 31, 2010
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,159,459	47,899	544,908	17,124	10,704,367	65,023
Japanese local gov’t bonds	33,176	104	261	11	33,437	115
U.S. Treasury bonds	89,754	327	16	—	89,770	327
Other foreign gov’t bonds	45,805	31	1,365	1	47,170	32
Agency mortgage-backed securities (Note)	85,531	227	41,075	373	126,606	600
Residential mortgage-backed securities	17,022	131	451,421	8,585	468,443	8,716
Commercial mortgage-backed securities	45,712	904	505,796	26,756	551,508	27,660
Japanese corporate bonds	482,929	7,422	25,909	1,052	508,838	8,474
Japanese other debt securities	17,094	13	69,274	447	86,368	460
Foreign corporate bonds and other debt securities	83,703	5,545	183,735	3,032	267,438	8,577
Equity securities (marketable)	43,362	3,421	4,942	505	48,304	3,926

Total	11,103,547	66,024	1,828,702	57,886	12,932,249	123,910

Held-to-maturity securities:
Debt securities:
Japanese government bonds	199,670	394	—	—	199,670	394

Total	199,670	394	—	—	199,670	394

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
September 30, 2010
Available-for-sale securities:
Debt securities:
Japanese government bonds	4,780,620	1,389	1,271,078	30,405	6,051,698	31,794
Japanese local gov’t bonds	6,603	1	—	—	6,603	1
U.S. Treasury bonds	—	—	15	—	15	—
Other foreign gov’t bonds	68,718	49	55	—	68,773	49
Agency mortgage-backed securities (Note)	59,395	165	—	—	59,395	165
Residential mortgage-backed securities	8,469	29	290,070	5,169	298,539	5,198
Commercial mortgage-backed securities	35,522	707	411,338	26,823	446,860	27,530
Japanese corporate bonds	573,943	2,135	9,691	509	583,634	2,644
Japanese other debt securities	1,484	5	37,963	129	39,447	134
Foreign corporate bonds and other debt securities	113,437	3,900	134,007	1,568	247,444	5,468
Equity securities (marketable)	672,004	68,658	4,108	389	676,112	69,047

Total	6,320,195	77,038	2,158,325	64,992	8,478,520	142,030

Held-to-maturity securities:
Total	—	—	—	—	—	—

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥17,004 million and ¥109,602 million, respectively, at March 31, 2010 and ¥26,363 million and ¥33,032 million, respectively, at September 30, 2010. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The MHFG Group performs periodic reviews to identify impaired securities. Impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the MHFG Group’s ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity.

Effective April 1, 2009, the MHFG Group adopted FSP No.FAS115-2 and FAS124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which is now included in ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”). The FSP amended the other-than-temporary impairment model for debt securities. Under the new model, if an entity has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss shall be recognized immediately through earnings. Other than either case described above, an entity must evaluate expected cash flows to be received and determine if a credit loss exists, and if so,

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(Unaudited)—(Continued)

the amount of other-than-temporary impairment related to the credit loss shall be recognized in earnings, while the remaining decline in fair value shall be recognized in other comprehensive income, net of applicable taxes. As the FSP does not affect the other-than-temporary impairment model for equity securities, equity securities deemed other-than-temporarily impaired are written down to fair value, with the full decline recognized in earnings.

For certain Japanese government bonds held at April 1, 2009 for which an other-than-temporary impairment was previously recognized, the MHFG Group recorded the cumulative effect of initially applying the FSP as a decrease to the beginning balance of Accumulated deficit with a corresponding adjustment to Accumulated other comprehensive loss, net of tax. Considering the factors that the MHFG Group does not intend to sell those securities, it is not more likely than not that the Group will be required to sell them before recovery of their amortized cost basis, and no credit deterioration exists in those securities, ¥99,910 million of other-than-temporary impairment charges previously recorded through earnings are reclassified to Accumulated other comprehensive loss, net of tax (pre-tax amount of ¥141,212 million offset by tax effect of ¥33,775 million and noncontrolling interests of ¥7,527 million).

The MHFG Group has determined that the unrealized losses on investments in a continuous loss position for 12 months or more at September 30, 2010, are not other-than-temporary, because such losses have resulted primarily from reduced liquidity, not due to credit deterioration, the Group has no intent to sell nor is it more likely than not the Group will be required to sell those securities before recovery of their amortized costs, and the present value of cash flows expected to be collected is not less than the amortized cost basis of the security.

For the six months ended September 30, 2009, the MHFG Group recognized in earnings other-than-temporary impairment on available-for-sale securities of ¥81,664 million. No impairment losses were recorded on held-to-maturity securities for the period.

For the six months ended September 30, 2010, the MHFG Group recognized in earnings other-than-temporary impairment on available-for-sale securities of ¥19,292 million, of which ¥5,504 million was on debt securities and ¥13,788 million was on equity securities. The other-than-temporary impairment losses for debt securities were mainly attributable to the decline in the fair value of commercial mortgage-backed securities (“CMBS”) that the MHFG Group had the intent to sell. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings. The remaining CMBS with unrealized losses that were categorized in the same security type with similar credit risks were not considered other-than-temporarily impaired because the MHFG Group determined that it was expected to recover their entire amortized cost basis, after considering various factors such as the extent to which their fair values were below their amortized costs, external rating changes and the present values of cash flows expected to be collected. The MHFG Group did not intend to sell them nor was it more likely than not that the Group would be required to sell them before recovery of their amortized cost basis. Certain equity securities were determined not to be other-than-temporarily impaired as the length of time that their fair values were below their costs were reasonably short and/or the impairments were immaterial in amount. No impairment losses were recorded on held-to-maturity securities for the period.

There has been no amount related to credit losses recognized in earnings on debt securities where a portion of other-than-temporary impairment was recognized in other comprehensive income ever since the adoption of the new impairment model for debt securities on April 1, 2009.

For the six months ended September 30, 2009 and 2010, proceeds from sales of available-for-sale securities were ¥17,598 billion and ¥39,405 billion, respectively. Gross realized gains on those sales were ¥117,419 million and ¥143,604 million, respectively, and gross realized losses on those sales were ¥17,693 million and ¥18,776 million, respectively, for the six months ended September 30, 2009 and 2010.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Net gains reclassified out of Accumulated other comprehensive income (“AOCI”) into earnings were ¥6,880 million and ¥86,043 million, respectively, for the six months ended September 30, 2009 and 2010. The amount of net gains reclassified out of AOCI into earnings for the six months ended September 30, 2010 is presented based on the AOCI at the point of its realization into earnings. The amount for the six months ended September 30, 2009, which was previously presented based on the AOCI at the beginning of the six months period, is also presented based on the AOCI at the point of its realization to conform to the current period presentation.

Other investments

The following table summarizes the composition of other investments:

	March 31, 2010	September 30, 2010
	(in millions of yen)
Equity method investments	184,555	166,106
Investments held by consolidated investment companies	95,518	278,383
Other equity interests	567,855	487,923

Total other investments	847,928	932,412

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities carried at ¥5,057 million and ¥16,273 million, at March 31, 2010 and September 30, 2010, respectively. The aggregated market values of those marketable equity securities were ¥7,695 million and ¥15,353 million, respectively.

On September 22, 2010, the MHFG Group converted certain preferred shares of Orient Corporation (“Orico”) into the common shares of Orico. Following the effective acquisition of such common shares, the MHFG Group held 27.1% of the total outstanding common shares of Orico as of September 30, 2010. Accordingly, the MHFG Group classified its investment in Orico as equity method investments as of September 30, 2010. Retroactive application of the equity method of accounting to the investments in Orico did not have a material effect on the MHFG Group’s consolidated results of operations, financial condition, or retained earnings. The MHFG Group and certain third parties still hold convertible preferred shares of Orico, and if fully converted, the Group’s proportionate share to the outstanding common shares of Orico would increase to 55.1%.

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies for which it has control either through ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of ASC 320, for which the MHFG Group has neither significant influence nor control over the investees. These securities are stated at acquisition cost, with other-than-temporary impairment, if any, included in earnings. The fair values of

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

these securities at March 31, 2010 and September 30, 2010 were not readily determinable. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

5. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2010 and September 30, 2010.

	March 31, 2010	September 30, 2010
	(in millions of yen)
Domestic:
Manufacturing	8,065,169	7,797,263
Construction	1,164,988	1,058,508
Real estate	6,689,081	6,599,991
Services	5,152,670	4,566,850
Wholesale and retail	5,306,409	5,205,249
Transportation	2,558,460	2,496,357
Banks and other financial institutions	4,289,460	4,180,531
Government and public institutions	5,459,188	6,811,443
Other industries (Note)	4,011,371	3,904,164
Individuals:
Mortgage loans	11,093,236	11,343,127
Other	788,335	781,080

Total domestic	54,578,367	54,744,563

Foreign:
Commercial and industrial	7,236,684	6,699,589
Banks and other financial institutions	1,721,861	2,068,873
Government and public institutions	292,466	371,034
Other (Note)	31,503	29,333

Total foreign	9,282,514	9,168,829

Total	63,860,881	63,913,392
Less: Unearned income and deferred loan fees—net	78,030	76,271

Total loans before allowance for loan losses	63,782,851	63,837,121

Note:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Impaired loans

The MHFG Group considers both loans that are subject to impairment under ASC 310, “Receivables” (“ASC 310”) and small balance, homogenous loans to be impaired when it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Restructured loans and loans that are 90 days or more delinquent are considered to be impaired. All of the MHFG Group’s impaired loans are designated as nonaccrual loans. A summary of the recorded balances of impaired loans and the related allowance for loan losses at March 31, 2010 and September 30, 2010 is shown below:

	March 31, 2010		September 30, 2010
	Recorded impaired loan balance	Allowance for loan losses on impaired loans	Recorded impaired loan balance	Allowance for loan losses on impaired loans
	(in millions of yen)
Impaired loans requiring an allowance for loan losses	1,107,860	434,987	1,106,980	409,520
Impaired loans not requiring an allowance for loan losses (Note)	296,418	—	302,515	—

Total	1,404,278	434,987	1,409,495	409,520

Note:	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. The outstanding balance of loans held for sale was ¥45,072 million and ¥21,930 million at March 31, 2010 and September 30, 2010, respectively. Valuation losses related to those loans held for sale of ¥8,139 million and ¥1,900 million were reported in Other noninterest expenses for the six months ended September 30, 2009 and 2010, respectively.

6. Allowance for loan losses

Changes in Allowance for loan losses for the six months ended September 30, 2009 and 2010 are shown below:

	Six months ended September 30,
	2009	2010
	(in millions of yen)
Balance at beginning of period	869,786	879,433

Provision (credit) for loan losses	197,634	(4,765)

Charge-offs	149,276	56,936
Less: Recoveries	18,242	20,043

Net charge-offs	131,034	36,893

Others (Note)	(5,695)	(11,823)

Balance at end of period	930,691	825,952

Note:	Others include primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

7. Preferred and common stock

The composition of preferred stock at March 31, 2010 and September 30, 2010 is as follows:

March 31, 2010	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock	914,752	1,369,512,000	914,752,000	415,471,000
Class XII preferred stock	—	1,500,000,000	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—

Total	951,442	4,369,512,000	951,442,000	415,471,000

September 30, 2010	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock	914,752	1,369,512,000	914,752,000	428,746,000
Class XII preferred stock	—	1,500,000,000	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—

Total	951,442	4,369,512,000	951,442,000	428,746,000

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

The number of issued shares of common stock at March 31, 2010 and September 30, 2010 was 15,494,397,690 shares and 21,539,573,760 shares, respectively. The increase of 6,045,176,070 shares was due to conversion of preferred stock by holders (45,176,070 shares), issuance of new shares by public offering on July 21, 2010 (5,609,000,000 shares) and issuance of new shares by way of third-party allotment on July 30, 2010 (391,000,000 shares).

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

8. Dividends

Dividends on preferred stock and common stock during the six months ended September 30, 2009 and 2010 were as follows:

September 30, 2009	Cash dividends
Class of stock	Per share	In aggregate(Note)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	18,239
Thirteenth series class XIII preferred stock	30	1,101
Common stock	10	111,676

Total		131,016

September 30, 2010	Cash dividends
Class of stock	Per share	In aggregate(Note)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	9,985
Thirteenth series class XIII preferred stock	30	1,101
Common stock	8	123,880

Total		134,966

Note:	Dividends paid on treasury stock are excluded.

9. Regulatory matters

Regulatory capital requirements

MHFG, Mizuho Corporate Bank, Ltd. (“MHCB”), Mizuho Bank, Ltd. (“MHBK”), and Mizuho Trust & Banking Co., Ltd. (“MHTB”) are subject to regulatory capital requirements administered by the Financial Services Agency (“FSA”) in accordance with the provisions of the Banking Law and related regulations.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2010 and September 30, 2010 calculated in accordance with Japanese GAAP and guidelines established by the FSA are set forth in the following table:

	March 31, 2010		September 30, 2010
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Tier 1 capital:
Required	2,275	4.00	2,125	4.00
Actual	5,173	9.09	6,260	11.78
Total risk-based capital:
Required	4,549	8.00	4,250	8.00
Actual	7,658	13.46	8,181	15.40
MHCB:
Tier 1 capital:
Required	1,245	4.00	1,148	4.00
Actual	3,914	12.57	4,128	14.38
Total risk-based capital:
Required	2,490	8.00	2,296	8.00
Actual	4,983	16.00	4,921	17.15
MHBK:
Tier 1 capital:
Required	482	2.00	470	2.00
Actual	1,866	7.74	1,973	8.40
Total risk-based capital:
Required	964	4.00	939	4.00
Actual	3,105	12.88	3,056	13.01
MHTB:
Tier 1 capital:
Required	112	4.00	104	4.00
Actual	281	10.07	291	11.21
Total risk-based capital:
Required	223	8.00	208	8.00
Actual	439	15.73	438	16.88

Non-consolidated:
MHCB:
Tier 1 capital:
Required	1,111	4.00	1,024	4.00
Actual	3,330	11.99	3,633	14.18
Total risk-based capital:
Required	2,221	8.00	2,049	8.00
Actual	4,908	17.68	4,834	18.87
MHBK:
Tier 1 capital:
Required	466	2.00	453	2.00
Actual	1,825	7.83	1,932	8.52
Total risk-based capital:
Required	931	4.00	907	4.00
Actual	3,021	12.97	2,969	13.09
MHTB:
Tier 1 capital:
Required	110	4.00	102	4.00
Actual	280	10.21	290	11.36
Total risk-based capital:
Required	219	8.00	204	8.00
Actual	437	15.97	437	17.12

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy rules of the FSA under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of September 30, 2010, that MHFG, MHCB, MHBK, MHTB, and their securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

10. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,
	2009	2010
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	434,547	422,517
Less: Net income attributable to preferred shareholders	—	—

Net income attributable to common shareholders	434,547	422,517

Effect of dilutive securities:
Convertible preferred stock	—	—
Stock compensation-type stock options	(7)	(23)

Net income attributable to common shareholders after assumed conversions	434,540	422,494

	Six months ended September 30,
	2009	2010
	(thousands of shares)
Shares:
Weighted average common shares outstanding	12,743,595	17,846,170

Effect of dilutive securities:
Convertible preferred stock (Note)	2,519,737	1,733,964
Stock compensation-type stock options	4,050	7,978

Weighted average common shares after assumed conversions	15,267,382	19,588,112

	Six months ended September 30,
	2009	2010
	(in yen)
Amounts per common share:
Basic net income per common share	34.10	23.68

Diluted net income per common share	28.46	21.57

Note:	The number of the dilutive common shares is based on the applicable conversion prices.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

11. Income taxes

The statutory tax rate as of September 30, 2009 and 2010 was 40.69%. The effective tax rates, (53.51%) and 30.96% for the six months ended September 30, 2009 and 2010, respectively, differed from the statutory tax rate mainly because of the fluctuation in the valuation allowance for deferred tax assets. The significant fluctuation in the valuation allowance for the six months ended September 30, 2009, which resulted in the significant difference between the statutory tax rate and the effective tax rate for the period, was primarily due to the change in the sources of future taxable income, which mainly reflected the change in unrealized gains on available-for-sale securities.

At September 30, 2010, the MHFG Group had net operating loss carryforwards totaling ¥4,735 billion.

The total amount of unrecognized tax benefits was ¥2,784 million at September 30, 2010, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

A part of unrecognized tax benefits at March 31, 2010 was resolved in the six months period ended September 30, 2010, of which the amount was immaterial. The amount of additional unrecognized tax benefits for the period related to the tax positions taken was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

12. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,
	2009	2010
	(in millions of yen)
Service cost-benefits earned during the period	13,793	14,051
Interest costs on projected benefit obligation	12,396	12,489
Expected return on plan assets	(7,435)	(19,991)
Amortization of prior service benefit	(159)	(159)
Amortization of net actuarial loss	17,987	7,800
Special termination benefits	2,308	1,985

Net periodic benefit cost	38,890	16,175

As previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2010, a contribution of approximately ¥52 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2011. For the six months ended September 30, 2010, a ¥23 billion contribution has been paid. An additional ¥29 billion contribution is expected to be paid during the remainder of the fiscal year ending March 31, 2011 for a total of ¥52 billion.

13. Derivative financial instruments

The MHFG Group uses derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance on transactions. Credit risk arises from counterparty failure to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

Notional amount and fair value of derivative contracts

The following table summarizes notional and fair value amounts of derivative instruments outstanding as of March 31, 2010 and September 30, 2010. The fair value of derivatives is not offset against the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreement in the consolidated balance sheets as well as the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2010	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	882,799	—	12,187	—	11,738
Foreign exchange contracts	79,510	—	3,457	6	3,168
Equity-related contracts	2,653	—	158	—	171
Credit-related contracts	10,204	—	116	—	104
Other contracts	1,011	—	123	—	101

Total	976,177	—	16,041	6	15,282

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2010	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	851,673	—	13,597	—	12,927
Foreign exchange contracts	76,604	12	3,388	—	2,928
Equity-related contracts	3,388	—	187	—	196
Credit-related contracts	9,385	—	97	—	80
Other contracts	846	—	93	—	72

Total	941,896	12	17,362	—	16,203

Notes:

(1)	Notional amount represents the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting arrangements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which amounts were ¥853 billion and ¥540 billion at March 31, 2010, and ¥651 billion and ¥479 billion at September 30, 2010, respectively.

Hedging activities

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

Fair value hedges

The MHFG Group primarily uses bond options to modify exposure to changes in fair value of available-for-sale debt securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

The following table summarizes gains and losses information related to fair value hedges for the six months ended September 30, 2009 and 2010:

	Gains (losses) recorded in income
Six months ended September 30, 2009	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(39,431)	39,073	—	(358)

Total	(39,431)	39,073	—	(358)

	Gains (losses) recorded in income
Six months ended September 30, 2010	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(12)	(36)	—	(48)

Total	(12)	(36)	—	(48)

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(Unaudited)—(Continued)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. For net investment hedges, the changes in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income , provided that the hedging instrument is designated and is effective as a hedge of the net investment. The portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Foreign exchange gains (losses)—net in earnings.

The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2009 and 2010:

	Gains (losses) recorded in income and other comprehensive income (“OCI”) for six months ended September 30,
	2009		2010
	Derivatives - effective portion recorded in OCI	Derivatives - ineffective portion recorded in income	Derivatives - effective portion recorded in OCI	Derivatives - ineffective portion recorded in income
	(in millions of yen)
Foreign exchange contracts	(16,684)	—	22,340	2,684

Total	(16,684)	—	22,340	2,684

Note:	No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income to earnings for the six months ended September 30, 2009 and 2010. Additionally, no amount was excluded from the assessment of effectiveness of net investment hedges during the six months ended September 30, 2009 and 2010.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, residential mortgage-backed securities (“RMBS”), CMBS, CLO and other similar assets. Such derivatives are accounted for as trading positions. The change in fair value of those instruments except certain credit derivatives hedging the credit risk in loans are recorded in Trading account gains—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net loss resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest expenses.

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2009 and 2010:

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Gains (losses) recorded in income for six months ended September 30,
	2009	2010
	(in millions of yen)
Interest rate contracts (1)	(20,299)	358,439
Foreign exchange contracts	134,271	(120,396)
Equity-related contracts	(28,957)	3,181
Credit-related contracts (2)	(82,744)	(6,233)
Other contracts	4,133	4,736

Total	6,404	239,727

Notes:
(1)	The net gain (loss) excluded from assessment of effectiveness for fair value hedges is not included in the above table.
(2)	The amount includes the net loss of ¥76,834 million and ¥5,962 million on the credit derivatives hedging the credit risk in loans during the six months ended September 30, 2009 and 2010, respectively.

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credit, which substantially offsets its exposure. Thus, the notional amount is not a reliable indicator of the Group’s actual loss exposure.

The following table summarizes notional and fair value amounts of credit derivatives at March 31, 2010 and September 30, 2010:

	March 31, 2010		September 30, 2010
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written
Investment grade	2,630	(12)	2,425	(5)
Non-investment grade	2,224	(44)	2,044	(27)

Total	4,854	(56)	4,469	(32)

Credit protection purchased	5,363	68	4,943	49

Note:	Rating scale is based upon either external ratings or internal ratings. The lowest investment grade is considered to be BBB- or the corresponding internal rating, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

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(Unaudited)—(Continued)

The following table shows the maximum potential amount of future payment for credit protection written by expiration period at March 31, 2010 and September 30, 2010:

	Maximum payout/Notional amount
	March 31, 2010	September 30, 2010
	(in billions of yen)
One year or less	790	970
After one year through five years	3,729	3,248
After five years	335	251

Total	4,854	4,469

Note:	The maximum potential amount of future payment is the notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the Group’s right of collection over the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in the Group’s net liability positions. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in liability positions on March 31, 2010 and September 30, 2010 was ¥2,170 billion and ¥1,547 billion, respectively. As the Group has provided ¥1,736 billion and ¥1,142 billion as collateral to the counterparties in its normal course of business on March 31, 2010 and September 30, 2010, resprectively, if the contingent features described above were triggered on March 31, 2010 and September 30, 2010, the amount immediately required to settle would be ¥434 billion and ¥405 billion, respectively.

14. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. The guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value on the consolidated balance sheets at the inception of the guarantee.

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2010 and September 30, 2010. The maximum potential amount of future payments disclosed below

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

represents the contractual amounts that could be repaid in the event of guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2010	September 30, 2010
	(in billions of yen)
Performance guarantees	1,579	1,514
Guarantees on loans	739	685
Guarantees on securities	16	11
Other guarantees	867	699
Guarantees for the repayment of trust principal	932	285
Liabilities of trust accounts	8,529	8,090
Derivative financial instruments	43,074	31,507

The table below presents maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2010 and September 30, 2010:

	March 31, 2010	September 30, 2010
	(in billions of yen)
Investment grade	1,715	1,712
Non-investment grade	1,486	1,197

Total	3,201	2,909

Note:	Investment grade in the internal rating scale is generally corresponding to BBB- or above in external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ request.

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2010 and September 30, 2010:

	March 31, 2010	September 30, 2010
	(in billions of yen)
Commitments to extend credit (Note)	48,778	49,507
Commercial letters of credit	392	366

Total	49,170	49,873

Note:	Commitments to extend credit include commitments to invest in securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

15. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investment funds, trust arrangements, and structured finance. The Group consolidated certain of these VIEs, in accordance with the new consolidation guidance effective April 1, 2010, where the Group was deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. According to such new consolidation guidance, the MHFG Group additionally consolidated certain VIEs and former Qualifying SPEs (“QSPEs”) that had not been consolidated prior to April 1, 2010. There are also other VIEs, where the Group determined that it was not the primary beneficiary but had significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section is the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or the carrying amount or amortized cost of financing or investments, and it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The tables below show consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2010 and September 30, 2010:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2010	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,024	—	—
Asset-backed securitizations	355	1,253	40
Investments in securitization products	101	—	—
Investment funds	568	2,778	401
Trust arrangements and other	—	932	381

Total	3,048	4,963	822

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2010	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	1,844	—	—
Asset-backed securitizations	658	1,075	41
Investments in securitization products	99	—	—
Investment funds	587	2,115	274
Trust arrangements and other	178	—	—

Total	3,366	3,190	315

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amount and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in the significant unconsolidated VIEs, as of March 31, 2010 and September 30, 2010:

Assets on balance sheets related to unconsolidated VIEs	March 31, 2010	September 30, 2010
	(in billions of yen)
Trading account assets	57	79
Investments	367	232
Loans	16	25

Total	440	336

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs	March 31, 2010	September 30, 2010

	(in billions of yen)
Due to trust accounts	551	—
Trading account liabilities	1	1
Payables under securities lending transactions	—	33

Total	552	34

Maximum exposure to loss	822	315

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held in the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities with the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidated this type of VIEs.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet clients’ off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor to debt and equity instruments.

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held in the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidated such VIEs.

In a certain securitization transaction where the MHFG Group had transferred mortgage loans to a former QSPE, the Group, as continuing involvement, provides servicing for, holds retained subordinated beneficial interests in, and retains credit exposure in the form of a guarantee in the mortgage loans. Prior to April 1, 2010, this entity had been exempt from consolidation in accordance with the former accounting guidance. With elimination of the concept of QSPEs, the Group consolidated the entity as of April 1, 2010. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through the retained interest and the involvement as a guarantor above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The loss amount of securities and loans is generally limited to the amount invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in those VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidated some VIEs, mostly where the transactions were tailored by the third party arrangers to meet the Group’s needs as a main investor, who is eventually deemed to have the power to determine which assets to be held in the VIEs.

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary. The Group has determined that certain investment vehicles managed by the Group are provided a deferral from the requirements of SFAS No.167, because they meet the criteria in ASU No.2010-10. Therefore, these vehicles continue to be evaluated under the requirements of ASC 810, prior to the implementation of SFAS No.167.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidated this type of VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 14 “Commitments and contingencies” for the balances of guaranteed trust principal at March 31, 2010 and September 30, 2010.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed trust arrangements, therefore, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.

The Group has determined that, in certain trust arrangements, the adoption of SFAS No.167 is deferred, because they meet the criteria in ASU No.2010-10. These vehicles continue to be evaluated under the requirements of ASC 810, prior to the implementation of SFAS No.167.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. The Group determined that, in this type of VIEs, it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. Furthermore, taking into consideration that the Group typically only provides senior financing with credit enhanced by subordinated interests and sometimes may act as an interest rate swap counterparty, the Group’s variable interests in these entities are considered not to be significant.

Securitization

The MHFG Group has had no significant transfers of financial assets, recognized no significant gains or losses and retained no significant interests in securitization transactions accounted for as sales.

There are certain transactions where transfers of financial assets do not qualify for sales treatment but are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥248 billion and ¥187 billion as of March 31, 2010, and ¥151 billion and ¥116

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(Unaudited)—(Continued)

billion as of September 30, 2010, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

16. Fair value

Fair value measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Additionally, ASC 820 precludes (1) deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market price is available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2010, there were no material changes made to the Group’s valuation techniques and related inputs.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1

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(Unaudited)—(Continued)

securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market price is available, the Group estimates fair values by using a pricing model with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquidity exists for securities, the quoted prices are stale or the prices from independent sources vary, such securities are generally classified in Level 3 of the fair value hierarchy. The fair value of foreign currency denominated securitization products such as RMBS, CMBS, and asset-backed securities (“ABS”) is determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, pre-payment rates, and discount rates. In the case that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

The investment funds are classified in either Level 1, Level 2, or Level 3 of the fair value hierarchy. Among those funds, exchange-traded funds (“ETF”) are classified in Level 1, while the others are classified in Level 2 or Level 3. Investment trusts and hedge funds are generally classified in Level 2, since those funds are measured at the net asset value (“NAV”) per share and the MHFG Group has the ability to redeem its investment with the investees at NAV per share at the measurement date or within the near term. Private equity funds and real estate funds measured at NAV per share are generally classified in Level 3, since the Group never has the ability to redeem its investment with the investees at NAV per share, nor can it redeem its investment with the investees at NAV per share at the measurement date or within the near term.

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and so are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and so are valued using internal valuation techniques as no quoted market price is available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary with the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Investments

Fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities, adjusting for inherent credit risk. Private placement corporate bonds are placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as inherent credit risk. Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO are generally measured at quoted prices from broker-dealers. The quoted prices may be adjusted, if they are not verified by the internal valuation process for risk management purposes. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either the recent market transaction or a pricing model that can be corroborated by observable market data.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Other investments, except investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies mainly consist of marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of the identical security, if applicable. Otherwise, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risks are unobservable.

Long-term debt

Where fair value accounting has been elected for structured notes, the fair values of those are determined by incorporating the fair values of embedded derivatives primarily derived from the same procedures described for derivative financial instruments. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model of the embedded derivatives. Where fair value accounting has been elected for non-structured notes issued by consolidated VIEs, the fair values of those are determined primarily based upon the fair values of the underlying assets held by consolidated VIEs. Such instruments are classified in Level 3 because the underlying assets held by consolidated VIEs are traded in inactive markets and/or securitization products classified in Level 3.

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2010 and September 30, 2010, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2010	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (1)	11,085	3,482	920	15,487
Derivatives	22	15,675	344	16,041
Available-for-sale securities:
Japanese government bonds	26,690	1,539	—	28,229
Japanese local gov’t bonds	—	157	—	157
U.S. Treasury bonds	112	—	—	112
Other foreign gov’t bonds	215	104	—	319
Agency mortgage-backed securities	57	478	—	535
Residential mortgage-backed securities	—	438	573	1,011
Commercial mortgage-backed securities	—	—	650	650
Japanese corporate bonds	—	2,201	233	2,434
Japanese other debt securities	—	45	289	334
Foreign corporate bonds and other debt securities	75	304	357	736
Equity securities (marketable)	3,146	135	3	3,284
Other investments	—	—	96	96

Total assets at fair value on a recurring basis (2)	41,402	24,558	3,465	69,425

Liabilities:
Trading securities sold, not yet purchased	3,849	265	—	4,114
Derivatives	24	14,980	285	15,289
Long-term debt (3)	—	4	350	354

Total liabilities at fair value on a recurring basis	3,873	15,249	635	19,757

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

September 30, 2010	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	6,027	140	—	6,167
Japanese local gov’t bonds	—	178	—	178
U.S. Treasury bonds	3,370	62	—	3,432
Other foreign gov’t bonds	2,162	218	2	2,382
Agency mortgage-backed securities	1,208	253	—	1,461
Residential mortgage-backed securities	—	—	167	167
Commercial mortgage-backed securities	—	—	56	56
Asset-backed securities (4)	—	10	175	185
Certificates of deposit and commercial paper	—	1,507	—	1,507
Corporate bonds and other	65	950	441	1,456
Equity securities	253	410	97	760
Derivatives:
Interest rate contracts	6	13,576	15	13,597
Foreign exchange contracts	2	3,339	59	3,400
Equity-related contracts	8	93	86	187
Credit-related contracts	—	27	70	97
Other contracts	4	—	89	93
Available-for-sale securities:
Japanese government bonds	25,710	1,635	—	27,345
Japanese local gov’t bonds	—	196	—	196
U.S. Treasury bonds	65	—	—	65
Other foreign gov’t bonds	187	91	—	278
Agency mortgage-backed securities	111	514	—	625
Residential mortgage-backed securities	—	407	482	889
Commercial mortgage-backed securities	—	—	544	544
Japanese corporate bonds	—	2,671	188	2,859
Japanese other debt securities	—	44	179	223
Foreign corporate bonds and other debt securities	36	252	301	589
Equity securities (marketable)	2,702	135	3	2,840
Other investments	—	—	278	278

Total assets at fair value on a recurring basis (2)	41,916	26,708	3,232	71,856

Liabilities:
Trading securities sold, not yet purchased	4,009	258	—	4,267
Derivatives:
Interest rate contracts	4	12,893	30	12,927
Foreign exchange contracts	2	2,885	41	2,928
Equity-related contracts	17	126	53	196
Credit-related contracts	—	30	50	80
Other contracts	3	2	67	72
Long-term debt (3)	—	2	518	520

Total liabilities at fair value on a recurring basis	4,035	16,196	759	20,990

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option. Such securities were previously classified as available-for-sale securities.
(2)	Amounts include the investments measured at NAV per share at March 31, 2010 and September 30, 2010, of ¥723 billion and ¥730 billion, respectively, of which ¥213 billion and ¥177 billion, respectively, are classified in Level 1, ¥454 billion and ¥479 billion, respectively, are classified in Level 2, and ¥56 billion and ¥74 billion, respectively, are classified in Level 3.
(3)	Amounts represent items for which the Group elected the fair value option.
(4)	Amounts include CDOs and CLOs.
(5)	There were no significant transfers of assets or liabilities between Level 1 and Level 2 of the fair value hierarchy for the six months ended September 30, 2010.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2009 and 2010:

Six months ended September 30, 2009	April 1, 2009	Net realized/ unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases, sales, issuances and settlements	September 30, 2009	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities	930	31	(2)	18	72	1,051	34
Derivatives, net (1)	127	(95	) (2)	(2)	35	65	(136)
Available-for-sale securities:
Residential mortgage-backed securities	664	6	(3)	—	(63)	607	—
Commercial mortgage-backed securities	955	(9	) (3)	—	(126)	820	(5)
Japanese corporate bonds	322	3	(3)	—	98	423	—
Japanese other debt securities	512	2	(3)	—	(140)	374	—
Foreign corporate bonds and other debt securities	369	15	(3)	—	(49)	335	—
Equity securities (marketable)	2	—	(3)	—	—	2	—
Other investments	88	7	(4)	—	4	99	7

Liabilities:
Long-term debt	261	4	(5)	—	6	263	5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Six months ended September 30, 2010	April 1, 2010	Net realized/ unrealized gains (losses)		Transfers in and/or out of Level 3 (7)	Purchases, sales, issuances and settlements (8)	September 30, 2010	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Other foreign gov’t bonds	7	—	(2)	—	(5)	2	—
Residential mortgage-backed securities	199	(15	) (2)	—	(17)	167	(3)
Commercial mortgage-backed securities	63	(4	) (2)	—	(3)	56	—
Asset-backed securities	238	(15	) (2)	—	(48)	175	(1)
Corporate bonds and other	339	8	(2)	1	93	441	6
Equity securities	74	7	(2)	23	(7)	97	4
Derivatives, net (1):
Interest rate contracts	(17)	—	(2)	—	2	(15)	(2)
Foreign exchange contracts	—	17	(2)	—	1	18	15
Equity-related contracts	38	(8	) (2)	—	3	33	(5)
Credit-related contracts	17	(5	) (2)	—	8	20	2
Other contracts	21	5	(2)	—	(4)	22	2
Available-for-sale securities:
Residential mortgage-backed securities	573	2	(3)	—	(93)	482	(1)
Commercial mortgage-backed securities	650	(7	) (3)	—	(99)	544	(4)
Japanese corporate bonds	233	3	(3)	(30)	(18)	188	—
Japanese other debt securities	289	—	(3)	—	(110)	179	—
Foreign corporate bonds and other debt securities	357	(9	) (3)	—	(47)	301	—
Equity securities (marketable)	3	—	(3)	—	—	3	—
Other investments	96	(1	) (4)	—	183	278	—

Liabilities:
Long-term debt	350	(3	) (5)	—	165	518	(6)

Notes:

(1)	Total Level 3 derivative exposures have been netted on the table for presentation purpose only.
(2)	Realized and unrealized gains (losses) are reported in Trading account gains—net or Other noninterest income (expenses).
(3)	Realized gains (losses) are reported in Investment gains—net. Unrealized gains (losses) are reported in Accumulated other comprehensive income.
(4)	Realized and unrealized gains (losses) are reported in Investment gains—net.
(5)	Realized and unrealized gains (losses) are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the period, that are attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at September 30, 2009 and 2010.
(7)	Transfers in and out of Level 3 are assumed to occur at the beginning of the period. There were no significant transfers between Level 1 or Level 2 and Level 3 of the fair value hierarchy for the six months ended September 30, 2010.
(8)	Amounts include the effect of SFAS No.167 which provides new consolidation guidance for VIEs. Upon the adoption of SFAS No.167, Level 3 assets and liabilities increased by ¥225 billion and ¥103 billion, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the tables above. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for those items as of March 31, 2010 and September 30, 2010.

March 31, 2010	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	287	—	—	287	407
Loans held-for-sale	45	—	22	23	62
Other investments	4	—	—	4	29

Total assets at fair value on a nonrecurring basis	336	—	22	314	498

Liabilities:
Other liabilities	1	—	1	—	—

Total liabilities at fair value on a nonrecurring basis	1	—	1	—	—

September 30, 2010	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	266	—	—	266	364
Loans held-for-sale	22	—	10	12	27
Other investments	33	—	—	33	43
Goodwill	8	—	—	8	15

Total assets at fair value on a nonrecurring basis	329	—	10	319	449

Liabilities:
Total liabilities at fair value on a nonrecurring basis	—	—	—	—	—

Loans in the table above have been impaired and measured based on the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the period. The items of which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of fair value for items other than above requires significant adjustment based on management judgment and estimation, which leads such items into Level 3.

Other investments in the table above have been impaired and written down to fair value. Other investments consist of non-marketable equity securities outside the scope of ASC 320, which have no readily available quoted price. The fair value of the impaired non-marketable common stock is determined primarily by using a liquidation value technique. The fair value of the impaired non-marketable preferred stock with conversion features is determined primarily by using an internal valuation model based on the income approach. The internal valuation model considers the quoted prices for the common stock into which the preferred stock is convertible and the expected volatility of the common stock’s historical price. As significant management judgment or estimation is required, these items are classified as Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Goodwill in the table above is entirely related to the Mizuho Investors Securities Co., Ltd. (“MHIS”) operating segment. Due to the decline of quoted market price of MHIS’s common stock, it was determined that the carrying amount of the segment exceeded its fair value as of September 30, 2010 and a goodwill impairment loss was recognized. The fair value of the MHIS operating segment was determined by the quoted market price of its common stock adjusted by the control premium which requires significant management judgment and estimation. Therefore, the item is classified as Level 3.

Other liabilities in the table above represent amounts recorded for loan commitments where loans drawn under the commitment will be held for sale. The losses were measured in the same manner as loans held-for-sale above.

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

Prior to the adoption of the fair value option under ASC 825, “Financial Instruments” (“ASC 825”), the changes in fair value of available-for-sale securities had been accounted for in Accumulated other comprehensive income, net of tax, while the changes in fair value caused by foreign exchange fluctuation of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for those securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, those structured notes continue to be reported in Long-term debt and interest on those structured notes continues to be reported in Interest expense on long-term debt. The differences between the aggregate fair value of those structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥40 billion and ¥36 billion at March 31, 2010 and September 30, 2010, respectively. The net unrealized gains (losses) resulting from changes in fair values of those structured notes of ¥4 billion and ¥(4) billion were recorded in Other noninterest income (expenses) for the six months ended September 30, 2009 and 2010, respectively.

Financial assets and liabilities held by consolidated VIEs

The MHFG Group consolidates certain VIEs that issue CDOs and CLOs where MHFG or its subsidiaries have been determined to be the primary beneficiary. The Group elected the fair value option for certain assets held and notes issued by those VIEs to eliminate the divergence between accounting income and economic income. The assets were reported in Trading account assets, while the notes were reported in Long-term debt. The fair value option enabled the Group to recognize the gains or losses attributing to only the notes that the Group held. The differences between the aggregate fair value of those notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥57 billion and ¥24 billion at March 31, 2010 and September 30, 2010, respectively. There was no significant change in fair values of those notes during the six months ended September 30, 2009. The net unrealized losses resulting from changes in fair values of those notes of ¥1 billion were recorded in Trading account gains—net for the six months ended September 30, 2010.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value of financial instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments. Fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

ASC 825 does not require the disclosure of the fair value of nonfinancial instruments.

The carrying amounts and fair values of certain financial instruments, excluding the financial instruments outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”), at March 31, 2010 and September 30, 2010 are as follows:

	March 31, 2010		September 30, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	18,910	18,910	18,864	18,864
Trading securities	15,487	15,487	17,751	17,751
Investments	38,500	38,504	37,635	37,647
Loans, net of allowance for loan losses	62,861	63,276	62,974	63,520
Other financial assets	3,787	3,787	3,021	3,021
Derivative financial instruments	16,041	16,041	17,374	17,374

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	36,319	36,319	35,003	35,003
Interest-bearing deposits	75,145	75,103	75,588	75,557
Debentures	1,518	1,515	1,128	1,127
Trading securities sold, not yet purchased	4,114	4,114	4,267	4,267
Due to trust accounts	1,025	1,025	592	592
Commercial paper and other short-term borrowings	9,046	9,046	9,204	9,204
Long-term debt	8,463	8,874	8,685	9,207
Other financial liabilities	3,902	3,902	5,289	5,289
Derivative financial instruments	15,289	15,289	16,203	16,203

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Following is a description of valuation methodologies used for estimating fair value for financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market.

Investments

Fair values of held-to-maturity securities are determined primarily using the same procedures described for trading securities and available-for-sale securities aforementioned in this section. The fair values of other equity interests, which primarily comprise non-marketable equity securities, are not readily determinable, and their carrying amounts of ¥568 billion and ¥488 billion at March 31, 2010 and September 30, 2010, respectively, are not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of performing loans is estimated based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans, adjusting for inherent credit risk. The carrying amounts of impaired loans, net of allowance for loan losses, approximate the fair values since allowance for loan losses for impaired loans is estimated based on an individual basis to reflect the value of uncollectible amounts.

Other financial assets

The carrying value of other financial assets, such as accrued interest receivable and accounts receivable from brokers, dealers, and customers for securities transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market.

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market.

Interest-bearing deposits

The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Debentures

Debentures are fair valued using quoted market prices, if available. Otherwise, the fair value of debentures is estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities.

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market.

Commercial paper and other short-term borrowings

The carrying value of the majority of short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowings with similar maturities.

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowings with similar maturities.

Other financial liabilities

The fair value of other financial liabilities, such as accrued interest payable and accounts payable to brokers, dealers, and customers for securities transactions, approximates the carrying amounts.

The fair values of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, are not considered material to the consolidated balance sheets at March 31, 2010 and September 30, 2010.

17. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the FSA. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the segments’ total net business profits with Income before income tax expense (benefit) under U.S. GAAP.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB. Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries that provide services to a wide range of customers and that do not belong to a specific Global Group are aggregated in Others.

The Global Corporate Group

MHCB

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(1) Domestic

This segment consists of the following three units of MHCB: corporate banking, global investment banking, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

(2) International

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(3) Trading and others

This segment consists of the global markets unit, and the global asset management unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

(4) MHSC

MHSC is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities, and individuals. The former MHSC and Shinko merged to form the new MHSC in May 2009.

(5) Others

This segment consists of MHCB’s subsidiaries other than MHSC, but including MHSC’s subsidiaries. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

The Global Retail Group

MHBK

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services mainly to individuals, small and medium enterprises (“SMEs”) and middle-market corporations through its domestic branches and ATM network.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

(6) Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products, and consulting services, to MHBK’s individual customers through its nationwide branches and ATM network, as well as telephone and Internet banking services.

(7) Corporate banking

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services, and capital markets financing to SMEs, middle-market corporations, local governmental entities, and other public sector entities in Japan.

(8) Trading and others

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

(9) MHIS

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

(10) Others

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital Co., Ltd. and Mizuho Business Financial Center Co., Ltd., offer financial products and services in specific areas of business to customers of the Global Retail Group.

The Global Asset & Wealth Management Group

(11) MHTB

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

(12) Others

This segment includes companies other than MHTB that are a part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Services Bank, Ltd., Mizuho Asset Management Co., Ltd. and Mizuho Private Wealth Management Co., Ltd. They offer products and services related to private banking, trust and custody, and asset management.

(13) Others

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services, including research and consulting services, through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc., and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The information below for reportable segments is derived from the internal management reporting system. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
		MHCB							MHBK
Six months ended September 30, 2009	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
	(in billions of yen)
Gross profits:
Net interest income (expense)	236.3	225.7	85.4	43.0	97.3	(5.8)	16.4	324.9	311.8	135.1	132.5	44.2	0.2	12.9	24.0	23.2	0.8	(4.1)	581.1
Net noninterest income (expenses)	240.3	92.9	50.0	9.4	33.5	98.8	48.6	123.2	96.4	7.8	62.0	26.6	23.9	2.9	62.2	40.6	21.6	(1.6)	424.1

Total	476.6	318.6	135.4	52.4	130.8	93.0	65.0	448.1	408.2	142.9	194.5	70.8	24.1	15.8	86.2	63.8	22.4	(5.7)	1,005.2
General and administrative expenses	234.0	121.4	49.4	27.2	44.8	72.1	40.5	308.1	285.0	122.8	114.8	47.4	19.6	3.5	65.4	45.9	19.5	(1.9)	605.6
Others	(4.7)	—	—	—	—	—	(4.7)	—	—	—	—	—	—	—	(1.8)	—	(1.8)	(33.6)	(40.1)

Net business profits (losses)	237.9	197.2	86.0	25.2	86.0	20.9	19.8	140.0	123.2	20.1	79.7	23.4	4.5	12.3	19.0	17.9	1.1	(37.4)	359.5

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
		MHCB							MHBK
Six months ended September 30, 2010	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
	(in billions of yen)
Gross profits:
Net interest income (expense)	230.4	204.8	88.5	41.7	74.6	(4.5)	30.1	307.3	285.9	123.1	133.5	29.3	0.3	21.1	20.8	20.3	0.5	(5.0)	553.5
Net noninterest income (expenses)	321.1	192.4	55.8	22.9	113.7	95.6	33.1	163.5	135.8	16.2	62.8	56.8	24.4	3.3	68.2	46.3	21.9	(5.4)	547.4

Total	551.5	397.2	144.3	64.6	188.3	91.1	63.2	470.8	421.7	139.3	196.3	86.1	24.7	24.4	89.0	66.6	22.4	(10.4)	1,100.9
General and administrative expenses	235.3	116.5	44.9	32.8	38.8	80.7	38.1	303.9	279.4	120.8	112.7	45.9	20.3	4.2	64.2	44.5	19.7	(6.5)	596.9
Others	(28.3)	—	—	—	—	—	(28.3)	(8.0)	—	—	—	—	—	(8.0)	(0.9)	—	(0.9)	(1.8)	(39.0)

Net business profits (losses)	287.9	280.7	99.4	31.8	149.5	10.4	(3.2)	158.9	142.3	18.5	83.6	40.2	4.4	12.2	23.9	22.1	1.8	(5.7)	465.0

Notes:
(1)	For the period before the merger of MHSC and Shinko (i.e. May 7, 2009), (4) MHSC does not include Shinko’s figures, as Shinko was an equity method affiliate for the period.
(2)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Reconciliation

As explained above, the measurement base for the internal management reporting system and the income and expenses items covered are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to corresponding items in the accompanying consolidated statements of income.

A reconciliation of total net business profits under the internal management reporting system for the six months ended September 30, 2009 and 2010 presented above to Income before income tax expense (benefit) shown on the consolidated statements of income is as follows:

	Six months ended September 30,
	2009	2010
	(in billions of yen)
Net business profits	359.5	465.0

U.S. GAAP adjustments	125.5	161.6
(Provision) credit for loan losses	(197.6)	4.8
Net gains related to equity investments	6.8	20.4
Non-recurring personnel expense	(22.1)	(12.1)
Gains on disposal of premises and equipment	6.6	6.6
Credit for losses on off-balance-sheet instruments	20.9	8.3
Others—net (Note)	7.9	(19.4)

Income before income tax expense (benefit)	307.5	635.2

Note:	With respect to the hedges related to credit risk mitigation transactions, the MHFG Group recognized a loss of ¥76.8 billion and ¥6.0 billion recorded in Other noninterest expenses, for the six months ended September 30, 2009 and 2010, respectively. Amount for the six months ended September 30, 2009 also includes a gain of ¥106.3 billion on a bargain purchase of Shinko which is included in Other noninterest income. See Note 13 “Derivative financial instruments” and Note 3 “Business combination” for further information.